UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

DEPOMED, INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R LP

STARBOARD VALUE R GP LLC

JEFFREY C. SMITH

MARK R. MITCHELL

PETER A. FELD

JOHN J. DELUCCA

JAMES P. FOGARTY

PETER A. LANKAU

GAVIN T. MOLINELLI

MARY K. PENDERGAST

ROBERT G. SAVAGE

JAMES L. TYREE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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***PRELIMINARY PROXY STATEMENT DATED OCTOBER 5, 2016—SUBJECT TO COMPLETION***

Dear Fellow Depomed Shareholders:

Starboard Value and Opportunity Master Fund Ltd and the other participants in this solicitation (collectively, “Starboard” or “we”) beneficially own a total of 6,031,450 shares, or approximately 9.8%, of the outstanding common stock, no par value per share (the “Common Stock”), of Depomed, Inc., a California corporation (“Depomed” or the “Company”), making us one of the Company’s largest shareholders.

The holders of shares of Common Stock entitled to cast not less than 10% of the votes have validly called a special meeting of Depomed shareholders (the “Special Meeting”) pursuant to the General Corporation Law of the California Corporations Code (the “CGCL”) and the Company’s Amended and Restated Bylaws (the “Bylaws”) to vote on a set of proposals which, if approved, would have the effect of removing and replacing the Company’s Board of Directors (the “Board”). Starboard has set November 15, 2016 as the date for the Special Meeting to be held.

The upcoming Special Meeting marks a critical opportunity for shareholders at Depomed to elect a new Board that is both tremendously qualified and excited to dramatically improve the governance, oversight, and value of the Company for the benefit of all shareholders. The current Board has demonstrated a blatant disregard for the best interests of shareholders through a series of actions aimed at severely suppressing shareholder rights. This was clearly evident in the actions taken by the Board in responding to the acquisition offer by Horizon Pharma plc in 2015 and became even more evident earlier this year when the Board stealthily attempted to eliminate certain shareholder rights under the guise of a Delaware reincorporation proposal. Over the past several months, we have publicly expressed our significant concerns regarding the Board’s serious corporate governance deficiencies, questionable capital allocation decisions, and actions to stymie strategic interest in acquiring Depomed. In combination, these concerns have led us to conclude that significant and urgent change is needed at Depomed.

As shareholders, we have the ability now to ensure that our interests as the true owners of Depomed are appropriately represented and protected in the boardroom, and that the Board takes the necessary steps to help the Company’s shareholders realize maximum value for their investment. It is time for the current Board to be held accountable for its actions, and for a new board of directors to be put in place with a commitment to substantially improve Depomed for the benefit of all shareholders.

We understand that it is an extraordinary step to ask shareholders to replace an existing board of directors. However, this is not the first situation we have faced where an existing board’s egregious corporate governance practices and violations of shareholder trust made it necessary to elect a new board of directors. At Darden Restaurants, Inc. (“Darden Restaurants”), we similarly encountered a board of directors that exhibited a disregard for the best interests of shareholders. There we were successful in our effort to replace the existing board with a group of twelve world-class directors who implemented a turnaround and ultimately put Darden Restaurants on the right path towards significant shareholder value creation. Like Darden Restaurants, we are excited about the prospect of a bright future for Depomed under the direction of a newly constituted and extraordinarily capable Board. We look forward to sharing with you soon our comprehensive plan for Depomed that we believe will create significant shareholder value through the improvement of capital deployment, reinvigoration of sales force productivity, rationalization of research & development practices, correction of corporate governance deficiencies to align the Boards’ incentives with those of shareholders, and other opportunities.

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We have gone to great lengths in selecting a group of director nominees and advisors who possess unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise. Collectively, our advisors and slate of director nominees have decades of experience serving on well-performing public company boards. Importantly, this group of nominees, if elected at the Special Meeting, together with our highly qualified advisors, is prepared to serve the shareholders of Depomed and to ensure that the interests of all shareholders are of paramount importance.

Our group of nominees and advisors include:

John J. Delucca

§	Mr. Delucca was CFO and EVP, Finance & Administration, of Coty, Inc., a fragrance and beauty products company, from 1998-2002. Previously, he was SVP & Treasurer of RJR Nabisco, Inc., a former American conglomerate, selling tobacco and food products, from 1993-1998.
§	Mr. Delucca currently serves as President of Atlantic & Gulf, Limited, LLC, an investment and consulting company.
§	Mr. Delucca has extensive corporate governance experience serving as a director of numerous companies, including Endo International plc, British Energy, and Enzo Biochem Inc.

James P. Fogarty

§	Mr. Fogarty was CEO of Orchard Brands, a multi-channel marketer of apparel and home products, from 2011 until its sale in 2015. Previously, he was President & CEO of Charming Shoppes, Inc., a former multi-brand, specialty apparel retailer, President & CEO of American Italian Pasta Company, a pasta manufacturing company, and CFO of Levi Strauss & Co., a brand-name apparel company.
§	Mr. Fogarty was COO of Lehman Brothers Holdings, a global financial services firm (subsequent to its Chapter 11 bankruptcy filing). He was also a Managing Director of Alvarez & Marsal, an independent global professional services firm.
§	Mr. Fogarty currently serves as a director of Darden Restaurants. Previously, he served as a director of Regis Corporation, Orchard Brands, Charming Shoppes, Inc., and The Warnaco Group.

Peter A. Lankau

§	Mr. Lankau served as President, CEO and a director of Endo Pharmaceuticals Inc., the predecessor of Endo International plc, a specialty pharmaceutical company, from 2005-2008. He previously served as Endo’s President and Chief Operating Officer and as SVP, Commercial Business.
§	Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, which sold its business assets to Depomed in December 2013.
§	Mr. Lankau is currently a principal in Lankau Consulting LLC, which provides advisory and consulting services to pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.
§	Mr. Lankau is currently Chairman of the Board of Directors of Phosphagenics Limited and a director of ANI Pharmaceuticals, Inc.

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Gavin T. Molinelli

§	Mr. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies.
§	Mr. Molinelli was formerly on the Board of Directors of Wausau Paper Corp. and Actel Corporation.
§	Mr. Molinelli has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

Mary K. Pendergast

§	Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), a federal agency of the United States Department of Health and Human Services, from 1990-1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from 1979-1990.
§	Previously, Ms. Pendergast served as Executive Vice President, Government Affairs for Elan Corporation, plc, formerly a major drugs firm based in Dublin, Ireland, from 1998-2003.
§	Ms. Pendergast is President of Pendergast Consulting, a firm that provides legal and regulatory consulting services to pharmaceutical and biotechnology companies and other entities, which Pendergast founded in 2003.
§	Ms. Pendergast currently serves as a director for ICON plc and Impax Laboratories.

Robert G. Savage (Advisor)

§	Mr. Savage held several senior positions with Johnson & Johnson, a healthcare company, from 1996-2002, including Worldwide Chairman for the Pharmaceuticals Group, Company Group Chairman responsible for the North America pharmaceuticals business, and President as well as Vice President of Sales & Marketing for Ortho-McNeil Pharmaceuticals, a Johnson & Johnson company.
§	Subsequently, Mr. Savage served as Group Vice President and President for the General Therapeutics and Inflammation Business of Pharmacia Corporation, a pharmaceutical and biotechnological company, from 2002 until the completion of its acquisition by Pfizer, Inc. in 2003.
§	Mr. Savage has served as President of Strategic Imagery, LLC, a consulting firm he founded, focused on providing in-line and portfolio strategies for major healthcare firms, since 2003.
§	Mr. Savage currently serves as a director for The Medicines Company.

Jeffrey C. Smith

§	Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies.
§	Mr. Smith currently serves as Chairman of Advance Auto Parts, Inc. and a director of Yahoo! Inc.
§	Previously, he has served as a director of Darden Restaurants (Chairman), Office Depot, Inc., Quantum Corporation, Regis Corporation, Surmodics, Inc., Zoran Corporation, Phoenix Technologies Ltd. (Chairman), Actel Corporation, S1 Corporation, Kensey Nash Corporation, and The Fresh Juice Company.
§	Mr. Smith has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

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James L. Tyree (Advisor)

§	Mr. Tyree held numerous executive positions at Abbott Laboratories, a global healthcare company, from 2000 to 2010, including: Corporate Vice President, Pharmaceutical and Nutritional Products Group; Senior Vice President, Global Nutrition, and Executive Vice President, Pharmaceutical Products.
§	Mr. Tyree is the co-founder and managing partner of Tyree & D’Angelo Partners (TDP), a private equity investment firm.
§	Mr. Tyree currently serves as an independent director of SonarMed, Genelux Corporation, ChemoCentryx, Inc. and Innoviva, Inc.
§	Mr. Tyree has extensive experience in pharmaceutical management and mergers and acquisitions, including the acquisitions of BASF Pharmaceuticals, KOS Pharmaceuticals, Solvay Pharmaceuticals and Piramal Health Solutions consummated while at Abbott Laboratories.

In order to maintain a degree of continuity amidst the required change that we believe is desperately needed at Depomed, in the event that the current Board is entirely removed and all six (6) of our director candidates are elected at the Special Meeting, the new Board members would be willing to increase the size of the Board up to eleven (11) members over time in order to appoint not only our two (2) highly qualified advisors, Robert G. Savage and James L. Tyree (the “Advisors”), but also to add back up to three (3) incumbent directors to the Board through a two-step continuity plan. The new Board would first expand the Board to nine (9) members immediately following the Special Meeting, as is permitted under the Bylaws, to add the two (2) Advisors and one (1) incumbent director. At the same time, we also expect that the new Board would appoint up to two (2) other incumbent directors as Board observers until their subsequent election. Then, at the 2017 annual meeting of shareholders (the “2017 Annual Meeting”), we expect that the new Board would seek shareholder approval of a Bylaw amendment to increase the minimum and maximum number of directors authorized under the Bylaws in order to further increase the size of the Board to eleven (11) members. If the Bylaw amendment is approved by shareholders at the 2017 Annual Meeting, we expect that the new Board would then increase the size of the Board to eleven (11) members and add back up to two (2) other incumbent directors.

To effectuate this two-step continuity plan, we expect that our director candidates would meet with certain of the incumbent directors following the Special Meeting to determine which ones have the qualifications, experience and perspectives that will best complement the new Board members. Any decision would depend upon not only the credentials of such incumbent directors, but also upon such incumbent directors’ willingness to serve on the Board together with the new directors. As a reminder, we utilized a similar continuity construct successfully at Darden Restaurants where we replaced the entire board of directors and then added back one of the prior board members.

It is critically important for shareholders to understand that the only practical way to effect any Board changes at the Special Meeting is by voting to remove the entire Board. This is because certain provisions under the CGCL and the Bylaws make it extremely difficult, if not virtually impracticable, to remove any fewer than all of the Company’s directors. If even just one Depomed director were not removed at the Special Meeting, then a director-protecting cumulative voting provision is triggered with respect to every other director, thereby making the voting threshold required to remove any directors extraordinarily high. We therefore have little choice but to put forth the removal of directors proposal at the Special Meeting as an all-or-nothing proposal.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts at the Special Meeting by signing, dating, and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about [_______ __], 2016.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

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If you have any questions, require assistance in voting your WHITE Proxy Card, or need additional copies of Starboard’s proxy materials, please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Shareholders Call Toll-Free at: (877) 274-8654

E-mail: info@okapipartners.com

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PROXY STATEMENT
IN CONNECTION WITH
THE SPECIAL MEETING
OF DEPOMED, INC. SHAREHOLDERS

PROXY STATEMENT
OF
STARBOARD VALUE LP
AND
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Starboard Value LP (“Starboard Value LP”), Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Starboard Value R LP (“Starboard R LP”), Starboard Value R GP LLC (“Starboard R GP”), and Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld and Gavin T. Molinelli (collectively, “Starboard” or “we”) are significant shareholders of Depomed, Inc., a California corporation (“Depomed” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 9.8% of the outstanding shares of common stock, no par value per share, of the Company (the “Common Stock”).

Starboard solicited proxies from Depomed shareholders to request that the Company call a special meeting of Depomed shareholders in order for Starboard to present the proposals set forth herein, the ultimate effect of which is to remove and replace the Company’s Board of Directors (the “Board”). The holders of shares of the Common Stock entitled to cast not less than 10% of the votes at a special meeting of shareholders have validly requested a special meeting of Depomed shareholders (the “Special Meeting”) under the General Corporation Law of the California Corporations Code (the “CGCL”) and the Company’s Amended and Restated Bylaws (the “Bylaws”). As the shareholder requesting the Special Meeting, Starboard has set 10:00 a.m., Pacific Daylight Time, on November 15, 2016 as the time and date for the Special Meeting to be held, and the Company has indicated that the Special Meeting will be held at the offices of Gibson, Dunn & Crutcher LLP located at 200 Park Avenue, 46th Floor, New York, NY 10166.

We are seeking to remove and replace the entire Board because we do not have any confidence in the current Board’s ability to protect the best interests of shareholders or take the necessary steps to maximize shareholder value. While we firmly believe replacement of the entire Board is warranted, we do not practically have any other option for seeking Board composition changes at the Special Meeting but to seek the removal of the entire Board. This is because certain provisions under the CGCL and the Bylaws make it extremely difficult, if not virtually impossible, to remove any fewer than all of the Company’s directors. Effectively, if even just one Depomed director were not removed at the Special Meeting, then a director-protecting cumulative voting provision is triggered with respect to every other director, thereby making the voting threshold required to remove any directors extraordinarily high and virtually impracticable.

Accordingly, we are soliciting your proxy for the Special Meeting to vote “FOR” the following proposals:

1.	to remove from office, without cause, the six (6) members of the current Board, constituting the entire current Board, Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after Depomed’s 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”), and up to and including the date of the Special Meeting, each such removal to become effective upon the election of each successor by the shareholders of the Company;
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2.	in the event that the Board is fixed at some size other than six (6) members as of the date of the Special Meeting, to amend Section 16 of the Bylaws to fix the size of the Board at six (6) members;
3.	to elect the following six (6) individuals to serve as directors on the Board, contingent on Proposal 1 being passed, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, Mary K. Pendergast, and Jeffrey C. Smith (each, a “Nominee” and, collectively, the “Nominees”); and
4.	to repeal any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting, and that the section of the Bylaws entitled “AMENDMENT OF BYLAWS” be amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such date as set forth in such section of the Bylaws (Proposals 1 through 4 above are collectively referred to as the “Starboard Proposals”).

In addition, the Company included the following adjournment proposal in its proxy statement for the Special Meeting, which the Company indicated it intends to present at the Special Meeting if a quorum of shareholders is not present at the beginning of the Special Meeting:

5.	to adjourn the Special Meeting if a quorum is not present at the time of the Special Meeting (Proposal 5, together with the Starboard Proposals are collectively referred to as the “Proposals”).

In order to maintain a degree of continuity amidst the required change that we believe is desperately needed at Depomed, in the event that the current Board is entirely removed and all six (6) of our director candidates are elected at the Special Meeting, the new Board members would be willing to increase the size of the Board up to eleven (11) members over time in order to appoint not only our two (2) highly qualified advisors, Robert G. Savage and James L. Tyree (the “Advisors’), but also to add back up to three (3) incumbent directors to the Board through a two-step continuity plan. The new Board would first expand the Board to nine (9) members immediately following the Special Meeting, as is permitted under the Bylaws, to add the two (2) Advisors and one (1) incumbent director. At the same time, we also expect that the new Board would appoint up to two (2) other incumbent directors as Board observers until their subsequent election. Then, at the 2017 annual meeting of shareholders (the “2017 Annual Meeting”), we expect that the new Board would seek shareholder approval of a Bylaw amendment to increase the minimum and maximum number of directors authorized under the Bylaws in order to further increase the size of the Board to eleven (11) members. If the Bylaw amendment is approved by shareholders at the 2017 Annual Meeting, we expect that the new Board would then increase the size of the Board to eleven (11) members and add back up to two (2) other incumbent directors.

To effectuate this two-step continuity plan, we expect that our director candidates would meet with certain of the incumbent directors following the Special Meeting to determine which ones have the qualifications, experience and perspectives that will best complement the new Board members. Any decision would depend upon not only the credentials of such incumbent directors, but also upon such incumbent directors’ willingness to serve on the Board together with the new directors. As a reminder, we utilized a similar continuity construct successfully at Darden Restaurants, Inc. (“Darden Restaurants”) where we replaced the entire board of directors and then added back one of the prior board members.

Please see the sections titled “Our Proposals for the Special Meeting” and “Other Proposals and Authorizations for the Special Meeting” of this Proxy Statement below for additional details regarding the Proposals. For additional details regarding our highly qualified Nominees, please see the sections of this Proxy Statement titled “Reasons for the Solicitation” and “Information Regarding the Nominees”. Please also see the section titled “Background and Past Contacts” below for additional background on Starboard’s communications with the Company.

As of the date hereof, the members of Starboard, including the Nominees, beneficially owned in the aggregate 6,031,450 shares (the “Starboard Group Shares”) of Common Stock. We intend to vote the Starboard Group Shares in favor of each of the Proposals at the Special Meeting. While we currently intend to vote all of the Starboard Group Shares in favor of the election of all of the Nominees under Proposal 3, we reserve the right to vote the Starboard Group Shares for the election of less than all of the Nominees, up to and including the date of the Special Meeting, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Special Meeting.

The Company has set the close of business on September 27, 2016 as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 7999 Gateway Boulevard, Suite 300, Newark, CA 94560. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the Record Date, there were 61,507,774 shares of Common Stock outstanding.

We are seeking your support at the Special Meeting and asking shareholders to vote “FOR” each of the Proposals using one of the voting methods set forth below.

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The date of this Proxy Statement is [—], 2016. This Proxy Statement and the accompanying WHITE Proxy Cards are first being sent or given to shareholders on or about [—], 2016.

If you hold your shares through a bank, broker or other nominee and you do not intend to vote in person at the Special Meeting, only such nominee can vote your shares, and only after receiving specific voting instructions from you. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your instructions. Please contact your bank, broker or nominee and instruct them to vote a WHITE Proxy Card “FOR” each of the Proposals thereon.

If Starboard receives WHITE Proxy Cards that have no explicit voting instructions, Starboard intends to vote such proxies “FOR” each of the Proposals thereon.

Pursuant to the WHITE proxy cards, we are requesting authority (i) to vote for the Proposals, and (ii) to oppose and vote against any other proposals that may come before the Special Meeting.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Starboard urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the Proposals on the agenda for the Special Meeting.

·	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

·	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

·	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

In addition to delivering printed versions of this Proxy Statement and the WHITE proxy card to all shareholders by mail, this Proxy Statement and WHITE proxy card are also available on the Internet. You have the ability to access and print this Proxy Statement and the WHITE proxy card at [www.okapivote.com/depomed]. Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.   So please make certain that the latest dated proxy card you return is the WHITE proxy card.

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Shareholders Call Toll-Free at: (877) 274-8654

E-mail: info@okapipartners.com

9

QUESTIONS AND ANSWERS REGARDING THE SPECIAL MEETING

The following are answers to some of the questions you, as a Depomed shareholder, may have with respect to Starboard’s solicitation of revocable proxies for the Special Meeting. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by reference to the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Q:	Who is making the solicitation of revocable proxies for the Special Meeting?
A:	The solicitation is being made by Starboard. Please see the section titled “Certain Information Regarding the Participants” in this Proxy Statement below for additional information regarding the participants in the solicitation under SEC rules.
Q:	How many shares of Common Stock does Starboard own?
A:	The members of Starboard, including the Nominees, beneficially own in the aggregate 6,031,450 shares of Common Stock, representing approximately 9.8% of the Company’s outstanding shares.
Q:	What are we asking you to do?
A:	We are asking you to vote “FOR” the Proposals outlined above at the Special Meeting for purposes of seeking to remove and replace the current Board. Please see the sections titled “Our Proposals for the Special Meeting” and “Other Proposals and Authorizations for the Special Meeting” of this Proxy Statement below for additional details regarding the Proposals.
Q:	Why are we soliciting your vote on the Proposals?
A:	As described in more detail in the “Reasons for the Solicitation” section of this Proxy Statement below, given the serious corporate governance deficiencies, questionable capital allocation decisions, and egregious actions taken by the Board aimed at limiting shareholder rights, we believe that significant change is required on the Board to ensure that Depomed is acting in the best interest of all shareholders. Accordingly, we are soliciting Depomed shareholders to consider and vote on Proposal 1 to remove the entire current Board, on Proposal 2 to fix the size of the current Board, as necessary, on Proposal 3 to elect the Nominees, and on Proposal 4 to prevent the Board from making any further changes to the Bylaws to limit shareholder rights. We are also soliciting Depomed shareholders to consider and vote on Proposal 5 to adjourn the Special Meeting, which the Company indicated it intends to present at the Special Meeting if a quorum of shareholders is not present at the beginning of the Special Meeting.
Q:	Why are we seeking to remove the entire Board under Proposal 1?
A:	While we firmly believe replacement of the entire Board is warranted, you should understand that we do not practically have any other option for seeking Board composition changes at the Special Meeting but to seek the removal of the entire Board. This is because certain provisions under the CGCL and the Bylaws make it extremely difficult, if not virtually impracticable, to remove any fewer than all of the Company’s directors. Under these provisions, if even just one Depomed director were not to be removed at the Special Meeting, then a director-protecting cumulative voting provision is triggered with respect to every other director, thereby making the voting threshold required to remove any directors extraordinarily high and virtually impracticable.
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Q:	Are we taking any steps to thoughtfully address any continuity issues and alleviate any concerns you may have about the risk of unintended consequences?
A:	Yes. In order to maintain a degree of continuity amidst the required change that we believe is desperately needed at Depomed, in the event that the current Board is entirely removed and all six (6) of our Nominees are elected at the Special Meeting, the new Board members would be willing to increase the size of the Board up to eleven (11) members over time in order to appoint not only our two (2) highly qualified Advisors, Robert G. Savage and James L. Tyree, but also to add back up to three (3) incumbent directors to the Board through a two-step continuity plan. The new Board would first expand the Board to nine (9) members immediately following the Special Meeting, as is permitted under the Bylaws, to add the two (2) Advisors and one (1) incumbent director. At the same time, we also expect that the new Board would appoint up to two (2) other incumbent directors as Board observers until their subsequent election. Then, at the 2017 Annual Meeting, we expect that the new Board would seek shareholder approval of a Bylaw amendment to increase the minimum and maximum number of directors authorized under the Bylaws in order to further increase the size of the Board to eleven (11) members. If the Bylaw amendment is approved by shareholders at the 2017 Annual Meeting, we expect that the new Board would then increase the size of the Board to eleven (11) members and add back up to two (2) other incumbent directors.
To effectuate this two-step continuity plan, we expect that our director candidates would meet with certain of the incumbent directors following the Special Meeting to determine which ones have the qualifications, experience and perspectives that will best complement the new Board members. Any decision would depend upon not only the credentials of such incumbent directors, but also upon such incumbent directors’ willingness to serve on the Board together with the new directors. As a reminder, we utilized a similar continuity construct successfully at Darden Restaurants where we replaced the entire board of directors and then added back one of the prior board members.

Q:	Is the purpose of the Special Meeting for us to advocate for a particular transaction, or any transaction at all?
A:	No. We are not currently advocating for any one particular transaction, or any transaction at all, but we firmly believe that Board change is necessary to best represent the interests of all shareholders as it relates to the ongoing business and any potential transaction opportunities in the future. Given the current Board’s history of actions, we do not believe you can take the risk that the Board further impairs your shareholder rights.
Q:	When and where is the Special Meeting to be held?
A:	As the shareholder requesting the Special Meeting, Starboard has set 10:00 a.m., Pacific Daylight Time, on November 15, 2016 as the time and date for the Special Meeting to be held, and the Company has indicated that the Special Meeting will be held at the offices of Gibson, Dunn & Crutcher LLP located at 200 Park Avenue, 46th Floor, New York, NY 10166.
Q:	What effect might passage of the Proposals at the Special Meeting and/or the election of any Nominees have under the change in control provisions of the Company’s publicly filed agreements?
A:	Please see the section titled “Certain Effects Related to This Solicitation” of this Proxy Statement for discussion of such possible effects.
Q:	Who can vote at the Special Meeting?
A:	Only holders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Special Meeting.
Q:	What will constitute a quorum at the Special Meeting?
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A:	A majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or by proxy in order for there to be a quorum at the Special Meeting.
Q:	How many shares must be voted in favor of each of the Proposals to approve them and each Nominee to elect him or her pursuant to Proposal 3 at the Special Meeting?
A:	Proposals 1, 2 and 4 require the approval of a majority of the outstanding shares of Common Stock entitled to vote. Proposal 3, which is contingent upon the passage of Proposal 1, requires the approval of a majority of the shares represented and voting at the Special Meeting, assuming a quorum is present (in which shares voting affirmatively also constitute at least a majority of the required quorum). Proposal 5 requires the approval of a majority of the shares of Common Stock represented either in person or by proxy at the Special Meeting.
Q:	Will there be cumulative voting with respect to the removal of directors pursuant to Proposal 1 or the election of any Nominees pursuant to Proposal 3, assuming Proposal 1 is passed at the Special Meeting?
A:	Under Depomed’s Amended and Restated Articles of Incorporation, cumulative voting with respect to director elections has been eliminated. With respect to the removal of directors, however, cumulative voting may be triggered under Section 303(a)(1) of the CGCL. As discussed in more detail under the section titled “Our Proposals for the Special Meeting” of this Proxy Statement below, Section 303(a)(1) of the CGCL provides that unless the Board is removed in its entirety, no director can be removed if the votes cast against removal would be sufficient to elect the director if voted cumulatively, and the number of directors authorized at the time of the director’s most recent election were then being elected. Effectively, if shareholders vote against the removal of even just one Depomed director at the Special Meeting, then this director-protecting cumulative voting provision is triggered with respect to every director, thereby making the voting threshold required to remove any directors extraordinarily high. Accordingly, it is critically important for shareholders to understand that the only practical way to effect any Board changes at the Special Meeting is by voting to remove the entire Board.
Q:	How may Depomed shareholders vote their shares?
A:	See the section titled “Special Meeting Voting Procedures” in this Proxy Statement below for the four ways Depomed shareholders may vote at the Special Meeting: by promptly mailing in the WHITE Proxy Card, by telephone, via the Internet and by attending the Special Meeting and voting in person.
Q:	How will my shares be voted if the enclosed WHITE Proxy Card is signed and returned but no specific voting direction is given?
A:	If you are a holder of record of shares of Common Stock and properly sign and return the enclosed WHITE Proxy Card, but do not specify how to vote, Starboard intends to vote such proxies “FOR” each of the Proposals thereon.
Q:	Aside from voting authority on the Proposals, may the enclosed WHITE Proxy Card, if signed and returned, grant Starboard any other authority in respect of my shares of Common Stock?
A:	Yes. Pursuant to the WHITE Proxy Cards, we are also requesting discretionary authority to oppose and vote against any proposals other than the Proposals that may come before the Special Meeting.
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Q:	If my shares of Common Stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares with respect to any of the Proposals?
A:	No, your broker or other nominee will not vote your shares of Common Stock on your behalf on any of the Proposals unless you provide instructions on how to vote.
Without your instructions, your street name shares will not be voted in favor of the Proposals, which will have the same effect as voting “AGAINST” each of the Proposals. Accordingly, it is critical that you promptly give instructions to your broker or other nominee to vote on the Proposals.

Starboard urges you to confirm in writing your instructions to your broker or other nominee as soon as possible and provide a copy of those instructions to Starboard c/o Okapi Partners LLC, our proxy solicitor (“Okapi”), at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, so that Starboard will be aware of all instructions given and can attempt to ensure that those instructions are followed.
Q:	What effect will an abstention have on the vote on the Proposals?
A:	Abstentions will have the effect of a vote “AGAINST” each of the Proposals.
Q:	How may WHITE Proxy Cards be revoked?
A:	Company shareholders who execute and deliver WHITE Proxy Cards solicited on behalf of Starboard in connection with the Proposals at the Special Meeting will be permitted to revoke such proxies at any time before the proxy is exercised at the Special Meeting by:
•	delivering an instrument revoking the earlier proxy card, or a duly executed later-dated proxy card for the same shares, including a Company-furnished proxy card, to Okapi at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036;
•	filing with the Company’s Corporate Secretary prior to the Special Meeting either a notice of revocation or a duly executed later dated proxy for the same shares, including a Company-furnished proxy card;
•	if you have voted by telephone or through the Internet, calling the same toll-free number or by accessing the same web site and following the instructions provided on the WHITE Proxy Card; or
•	voting in person at the Special Meeting.
Please note that if your shares of Common Stock are held in street name by a broker or other nominee, you must follow the instructions set forth in the instruction cards to revoke your earlier vote.
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Q:	Who is paying for the solicitation of proxies for the Special Meeting?
A:	The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies for approval of the Proposals at the Special Meeting will be borne by Starboard.
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BACKGROUND AND PAST CONTACTS

The following is a chronology of events leading up to this Proxy Statement:

•	During 2015, Depomed took a series of shareholder-unfriendly steps to frustrate the attempts of Horizon Pharma plc (“Horizon”) to negotiate an acquisition of Depomed. Specifically, in July of 2015, in response to an unsolicited proposal from Horizon to acquire all of the outstanding shares of Depomed in an all-stock transaction, the Board (i) unilaterally adopted a poison pill with a 10% trigger threshold (the “Poison Pill”) and (ii) amended and restated the Bylaws to make it significantly more difficult and time-consuming for Depomed shareholders to call a special meeting of shareholders.
•	On April 5, 2016, Depomed filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the 2016 Annual Meeting, which included a proposal to reincorporate the Company in Delaware (the “Reincorporation Proposal”).
•	On April 7, 2016, Starboard filed a Schedule 13D with the SEC disclosing combined beneficial and economic ownership interest in approximately 9.8% of the outstanding shares of Common Stock. In the Schedule 13D, Starboard stated that it was extremely troubled by the fact that management and the Board were seeking to further entrench themselves and further suppress shareholder rights under the guise of the Reincorporation Proposal. Starboard also questioned why Depomed failed to disclose important features of the Reincorporation Proposal that would severely limit certain shareholder rights in the section of the preliminary proxy that detailed the specifics of the Reincorporation Proposal and instead included these provisions in appendices at the end of the preliminary proxy.
•	On April 8, 2016, Starboard delivered a letter to Jim Schoeneck, President and Chief Executive Officer of the Company, expressing significant concerns regarding what it deems as serious corporate governance deficiencies, questionable capital allocation decisions, and egregious actions by the Board to stymie strategic interest. In the letter, Starboard also confirmed that it would shortly commence the process to call a Special Meeting to preserve Starboard’s rights to seek the removal and replacement of the current Board.
•	On April 8, 2016, Starboard submitted to Depomed the documentation required under the Bylaws to request that the Board set a record date for determining the shareholders entitled to call a special meeting (the “Initial Record Date Request Notice”), to begin the process for calling the Special Meeting to consider the following proposals: (i) to remove from office the six (6) members of the current Board, as well as any person appointed to the Board without shareholder approval up to and including the date of the Special Meeting; (ii) to fix the number of members of the Board at six (6); (iii) if the current Board is removed, to submit Peter A. Feld, James P. Fogarty, Mark R. Mitchell, Gavin T. Molinelli, Jeffrey C. Smith and Patrick Sullivan for election to the Board by shareholders to fill the existing vacancies; and (iv) to repeal any amendment or provision of the Bylaws adopted by the Board that changes the Bylaws, and to amend the Bylaws to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following the date thereof.
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•	On April 12, 2016, Starboard filed an amendment to its Schedule 13D with the SEC disclosing combined beneficial and economic ownership interest in approximately 9.9% of the outstanding shares of Common Stock.
•	On April 14, 2016, Depomed issued a press release announcing its decision not to pursue the Reincorporation Proposal.
•	On April 15, 2016, Starboard issued the following public statement in response to Depomed’s decision to withdraw its Reincorporation Proposal:

“We read with great interest Depomed’s announcement yesterday that it has decided to withdraw its Delaware Reincorporation Proposal that was purposefully designed to entrench the Board. We remain highly concerned by Depomed’s continued apparent willingness to mislead shareholders about its true intentions with regard to the Reincorporation Proposal. To be abundantly clear, the Reincorporation Proposal was an attempt by the Depomed Board to further suppress shareholder rights under the guise of a benign Delaware reincorporation.

After we highlighted Depomed’s true, hidden agenda, with many of the material provisions buried in two appendices, the Board realized that it had no choice but to abandon its Reincorporation Proposal. Yet, in its announcement yesterday, rather than be forthright about its reasons for withdrawing the Proposal, Depomed alluded to removing the Proposal only to avoid 'a costly and distracting proxy contest'. To insinuate that the reason it withdrew the Reincorporation Proposal was to avoid a proxy contest is completely disingenuous.

Based upon the Board's actions over the past year, and reinforced by this recent, entrenchment attempt, we remain convinced that meaningful Board change is required at Depomed. We acquired our position in Depomed because we believe that the Company is substantially undervalued and opportunities exist to create significant value for shareholders. There has been no change to our intention to vigorously continue our pursuit of replacing the existing Board with a slate of experienced, diverse, and independent director candidates that we believe will better serve the Company and better protect the rights and best interests of all shareholders. We look forward to sharing more details with shareholders in the coming weeks regarding our views on the Company and opportunities for value creation.”

•	On April 25, 2016, Depomed issued a press release to announce that it has established the close of business on April 26, 2016 as the record date to determine shareholders entitled to request the Special Meeting proposed by Starboard. Depomed also sent a letter to Starboard on April 25, 2016 stating, among other things, that it has amended its Shareholder Rights Plan to purportedly allow Starboard to immediately submit its request for a proposed Special Meeting without conducting a public solicitation.
•	On April 29, 2016, counsel for Depomed sent an email to counsel for Starboard reiterating the contents of Depomed’s April 25th letter, including Depomed’s one-time waiver to not set a new Request Record Date if Starboard were to modify its slate of proposed nominees.
•	On May 26, 2016, Starboard issued a press release and delivered a letter to Depomed shareholders announcing that it intends to recommence the process for calling the Special Meeting for removing and replacing the Board with a modified slate of six highly qualified director nominees.
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•	On May 26, 2016, Starboard withdrew its Initial Record Date Request Notice and Special Meeting proposals and delivered a new record date request notice (the “Record Date Request Notice”) and Special Meeting proposals to Depomed.
•	On May 26, 2016, Starboard filed its preliminary solicitation statement with the SEC in connection with its solicitation of written requests from Depomed shareholders to call the Special Meeting (the “Special Meeting Request Preliminary Solicitation Statement”).
•	On May 31, 2016, Starboard filed an amendment to its Schedule 13D with the SEC disclosing its delivery of the Record Date Request Notice to Depomed and its modified slate of six highly qualified director nominees.
•	On June 6, 2016, Starboard filed Amendment No. 1 to its Special Meeting Request Preliminary Solicitation Statement.
•	On June 23, 2016, Depomed issued a press release announcing that it has set August 19, 2016 as the record date for determining shareholders entitled to submit written requests to call the Special Meeting (the “Request Record Date”) and proposing to hold a special meeting called by its Board on October 28, 2016 that Depomed explained is intended to occur after resolution of the Company’s ongoing NUCYNTA® patent litigation, which is expected no later than September 30, 2016.
•	On July 26, 2016, Starboard issued a press release and delivered a letter to Depomed shareholders announcing that it has appointed two exceptionally qualified former pharmaceutical executives as Advisors, Robert G. Savage and James L. Tyree, to assist in its solicitation efforts to call the Special Meeting. Starboard explained in the letter that given the extensive requirements under the Bylaws for calling the Special Meeting, the addition of any new nominees to its slate would effectively require it to submit a new record date request notice to Depomed, thereby restarting the clock under the Bylaws for the Special Meeting. Starboard also stated that if it is successful in removing and replacing the Board at the Special Meeting, Messrs. Savage and Tyree would be invited to join the Board and that the new Board would be willing to increase the size of the Board to nine members (currently there are six members; adding the Advisors would expand the Board to eight members) and add back one incumbent director in order to maintain a degree of continuity amidst the required change that Starboard believes is needed at the Company. In the letter, Starboard also announced that it will proceed with its original solicitation to call the Special Meeting by going through the procedures required under the Bylaws by soliciting the Special Meeting Percentage given the Board’s inconsistent responses to Starboard’s two record date request notices in order to ensure that shareholders have their voices heard and to prevent the Company from any further attempts to manipulate Starboard’s Special Meeting process. Starboard explained in the letter that initially, the Board responded promptly to Starboard’s Initial Record Date Request Notice by setting a record date of April 26, 2016, or less than three weeks later, but then delayed its response to Starboard’s new Record Date Request Notice by setting a record date of August 19, 2016, or close to three months after Starboard’s delivery of the Record Date Request Notice, which is almost the full extent the Board is permitted to delay such an action under the Bylaws and in stark contrast to Jim Schoeneck’s commentary to shareholders on April 25, 2016 that “the selection of an early meeting date is in the best interest of Depomed and its shareholders.” Starboard stated that it sees the Board’s rationale of basing the prolonged meeting date on the NUCYNTA litigation as a classic “bait-and-switch” as there was no mention of delaying the Special Meeting until the outcome of the pending NUCYNTA patent litigation upon Starboard’s first placeholder nomination.
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•	On July 27, 2016, Starboard filed an amendment to its Schedule 13D with the SEC disclosing its delivery of the July 26th letter to Depomed shareholders and its appointment of the Advisors to assist in its efforts to call the Special Meeting given the Advisors significant industry knowledge and experience.
•	On August 15, 2016, Starboard filed Amendment No. 2 to the Special Meeting Request Preliminary Solicitation Statement.
•	On August 17, 2016, Depomed delivered a letter to Starboard informing Starboard that Depomed would waive the information requirements under the Bylaws for any shareholders requesting the Special Meeting, other than Starboard and its affiliates.
•	On August 18, 2016, Starboard filed Amendment No. 3 to the Special Meeting Request Preliminary Solicitation Statement.
•	On August 19, 2016, Starboard filed the Special Meeting Request Definitive Solicitation Statement.
•	On September 7, 2016, Depomed notified Broadridge Financial Solutions of a September 27, 2016 record date for the Special Meeting.
•	On September 16, 2016, Starboard delivered the Special Meeting Request and accompanying WHITE request cards from the holders of shares of Common Stock entitled to cast not less than 10% of the votes at the Special Meeting in accordance with the Bylaws requesting that the Special Meeting be called for November 15, 2016 at 10:00 a.m., Pacific Daylight Time.

•	On September 19, 2016, Starboard delivered a letter to Depomed shareholders and issued a press release announcing that it has delivered to Depomed more than the required consents to call the Special Meeting and has set November 15, 2016 as the date for the Special Meeting. In the letter, Starboard reiterated its steadfast belief that a new Board is required to represent the best interests of shareholders given a series of shareholder-unfriendly actions by the Board over the past two years. Starboard also stated that based on recent press reports, it appears that Depomed may have hired bankers to explore a sale of the Company and that as previously publicly outlined by Starboard, it believes Depomed would be extremely attractive to numerous potential acquirers, and while there exists an opportunity to significantly improve operations at the Company, an outright sale may be the best option for unlocking shareholder value. Starboard further stated that it remains extremely concerned that any potential sale process may not be undertaken with genuine intent, and therefore believes it is necessary for directors proposed by Starboard to be involved in any sale process at the Board level to ensure that the Board is representing the best interests of shareholders and that value is maximized. In addition, Starboard outlined a continuity plan in the letter for expanding the Board to eleven members to add back up to three incumbent directors in addition to Starboard’s two highly qualified Advisors if it is successful in replacing the Board at the Special Meeting.

•	On September 19, 2016, the Company informed Starboard that in accordance with Starboard’s Special Meeting Request Form and accompanying WHITE request cards, the Special Meeting will be held on November 15, 2016 at 10:00 a.m., local time, and that the Record Date for the Special Meeting is the close of business on September 27, 2016.
•	On September 21, 2016, Starboard filed its preliminary proxy statement in connection with the Special Meeting.
•	On September 21, 2016, the Company filed its preliminary proxy statement in connection with the Special Meeting.
•	On October 4, 2016, the Company filed amendment no. 1 to its preliminary proxy statement in connection with the Special Meeting.
•	On October 5, 2016, Starboard filed amendment no. 1 to its preliminary proxy statement in connection with the Special Meeting.
•	The Company and Starboard have also been engaged in ongoing settlement discussions in connection with the Special Meeting.
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REASONS FOR THE SOLICITATION

WE BELIEVE THE CURRENT BOARD HAS FAILED TO ACT IN THE BEST INTERESTS OF SHAREHOLDERS

We believe that Depomed is deeply undervalued and that significant opportunities exist to create shareholder value based on actions within the control of the Board. We have significant concerns regarding the manner in which Depomed is being governed by the current Board, including its troubling history of taking actions aimed at limiting shareholder rights and the Company’s questionable capital allocation decisions. In combination, these concerns have led us to conclude that the current Board is wholly incapable of making decisions that are in the best interests of shareholders. We believe shareholders deserve a Board who collectively possess the objectivity, perspective, and qualifications to make decisions that are in the best interests of shareholders.

We believe that urgent change is needed on the Board. We are therefore soliciting your support for the Starboard Proposals at the Special Meeting to remove and replace the current Board with our highly qualified Nominees. The Nominees and Advisors who we carefully selected possess unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise. Our highly qualified Nominees are motivated to do what is best for the Company and its shareholders while ensuring that the interests of all shareholders are of paramount importance.

We are Seriously Concerned with the Board’s Track Record of Taking Egregious Actions Aimed at Limiting Shareholder Rights

We believe the Board has a disturbing history of taking actions aimed at limiting shareholder rights in order to further entrench itself and management. In July of 2015, in response to an unsolicited proposal from Horizon to acquire all of the outstanding shares of Depomed in an all-stock transaction, the Board (i) adopted the Poison Pill and (ii) amended and restated the Bylaws to make it significantly more difficult and time-consuming for Depomed shareholders to call a special meeting of shareholders. Notably, leading proxy voting advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”), likewise expressed concerns with the Board’s actions and supported Horizon’s efforts to call a special meeting of shareholders.

“Given that the poison pill and unilateral bylaw amendments adopted by the Depomed board materially impact shareholder rights, shareholders should provide consent FOR the special meeting requests.”

“The new bylaws adopted by the board do not appear to strike an appropriate balance between the board's need for more time to evaluate hostile bids and shareholders' ability to voice their views on strategic and governance decisions." – ISS’ Report, dated September 26, 2015

“These amendments require shareholders to initially request that the board set a request record date for determining shareholders entitled to request a special meeting and require that shareholders representing at least 10% of the aggregate voting power submit requests to hold such meetings. Upon receiving an initial record date request, the board could select a request record date up to 88 days in the future, and following such record date, shareholders would have up to 30 days to submit requests. Assuming sufficient requests were received, only then would the requested special meeting be called. In our view, this process appears to introduce unnecessary complexity and potential delay and allows the board to act in a manner than infringes on the rights of shareholders to call special meetings in a timely and reasonable fashion. Notably, in the case of the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting, the board set request record dates that are 87 days and 86 days, respectively, following the date of the requests submitted by Horizon Pharma. In our view, the board has not provided any substantive justification for this delay, nor has it provided reasonable explanation for why the power to set the record date so far in the future is necessary or in the interests of all shareholders, in our view.” – Glass Lewis’ Report, dated September 28, 2015

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As a result of the Board’s actions, Horizon eventually terminated its offer to acquire Depomed on November 20, 2015, after raising its offer to an all-stock value of $33.00 per share, which was based on a fixed exchange ratio of 0.95 Horizon shares based on the 15-day volume weighted average price of Horizon Pharma’s shares. As of April 7, 2016 (the date on which Starboard filed its initial Schedule 13D with respect to the Company), the closing price of Depomed’s Common Stock was $15.00 per share, or approximately 45% of the value of Horizon’s final offer of $33.00 per share.

Unfortunately, the Board’s egregious actions have continued beyond its efforts to stymie Horizon’s acquisition offers. As noted above, Depomed intended to present the Reincorporation Proposal to change Depomed’s state of incorporation from California to Delaware at the 2016 Annual Meeting. Starboard thoroughly reviewed the Reincorporation Proposal and uncovered several related aspects of it that Starboard believes clearly demonstrate that the Reincorporation Proposal was principally designed to further entrench the Board by eliminating the ability of shareholders to call a special meeting for the purpose of removing and replacing current Board members. As proposed by the Company, the Reincorporation Proposal would have:

(i)	eliminated altogether the ability of shareholders to call a special meeting to remove and replace current Board members, as provided under the Board proposed Delaware Certificate of Incorporation;
(ii)	increased the solicitation requirement to call a special meeting of shareholders from 10% of the voting power, as it currently stands under California law, to 25% of the voting power, as provided under the Board proposed Delaware Bylaws;
(iii)	prevented shareholders, for all practical purposes, from commencing a special meeting request process with respect to director elections within 180 days of any annual meeting; and
(iv)	granted the Board sole discretion and authority to effect a Delaware reincorporation at any time prior to Depomed’s 2017 Annual Meeting.

These were not typical or standard provisions that would reasonably necessitate a reincorporation proposal. Rather, Starboard believes they were unconventional and carefully crafted provisions specifically designed to limit shareholder rights and further entrench a Board that had already adopted the onerous and shareholder-unfriendly special meeting Bylaw provisions in July 2015 to fend off an unsolicited proposal from Horizon. Compounding matters, Starboard believes that the Board only withdrew the Reincorporation Proposal because Starboard publicly highlighted the grossly shareholder-unfriendly aspects of the proposal, and the Board realized that it had no choice but to withdraw the Reincorporation Proposal.

Not surprisingly, the Board’s propensity to disregard shareholder rights has, in our view, only continued, which is precisely why we have decided to proceed with our original solicitation to call the Special Meeting. As noted above, following Depomed’s receipt of our Initial Record Date Request Notice on April 8, 2016, the Board responded promptly by setting a record date for April 26th, or less than three weeks later.  We believe that Depomed knew our Initial Record Date Request Notice was a placeholder and that we would be revising our slate of nominees, which under Depomed’s onerous Bylaw provisions, would require that we submit a new record date request notice.  While Depomed did provide a one-time waiver on April 25, 2016 to not set a new Request Record Date if we were to modify our slate of proposed nominees, we would still have been required to comply with the other special meeting procedures under the Bylaws, including delivery of the requisite written requests to the Company to call the Special Meeting within 30 days of the Request Record Date. Given the significance of removing and replacing the entire Board, we wanted to ensure that we had ample time to vet the most qualified candidates to serve as our Nominees. Accordingly, on May 26, 2016, we delivered the new Record Date Request Notice with our updated Board slate.  However, this time the Board responded by setting a record date of August 19, 2016, or close to three months later, which is almost the full extent the Board is permitted to delay such an action under the Bylaws.  This is in stark contrast to the commentary from Depomed to shareholders on April 25, 2016:

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“Depomed believes that the selection of an early meeting date is in the best interest of Depomed and its shareholders.  Based upon Starboard’s stated goals of making this an efficient process and its stated need to immediately bring to a vote the replacement of the entire Board, we encourage you and your advisors to work collaboratively with us to hold the Special Meeting as soon as possible.” - Jim Schoeneck, Depomed CEO & President

We see the Board’s rationale of basing the prolonged meeting date on the NUCYNTA litigation as a classic “bait-and-switch.”  Upon our first placeholder nomination, there was no mention of delaying the Special Meeting until the outcome of the pending NUCYNTA patent litigation.  However, as the most recent letter from Depomed to its shareholders details: “Depomed believes the Company’s shareholders should know the outcome of the NUCYNTA patent litigation, clarifying the patent exclusivity of the Company’s most important asset.”  We believe that this stated reason for delaying the Special Meeting is completely disingenuous.

We Have Serious Concerns with Depomed’s Questionable Capital Allocation Decisions

Depomed management has stated that it intends to spend approximately $100 million from 2016-2019 to develop cebranopadol, a compound with a storied past. Forest Laboratories, Inc. (a subsidiary of Actavis plc) (“Forest Laboratories”) and Grünenthal GmbH (“Grünenthal”) had entered into a license agreement for cebranopadol in December 2010, which included co-development and commercialization, with exclusive rights for Forest Laboratories in the U.S. and Canada, while Grünenthal held the rights in Europe and the rest of the world. However, the license agreement was terminated in December 2014. To date, and prior to Depomed’s ownership of the asset, seven Phase 2 trials had been conducted on cebranopadol – two of which failed to show statistical significance – and neither Grunenthal nor Forest Laboratories felt it was worth dedicating the resources necessary to initiate a Phase 3 program. Following the Company’s recent Analyst and Investor Day, Starboard remained concerned with the discontinuation rates on cebranopadol, which, in Starboard’s opinion, are shockingly high.

Further, in 2015, Depomed paid approximately $11.9 million in fees associated with the defense of Horizon. Starboard cannot see any legitimate rationale for why the Board insisted in proceeding with a lawsuit against Horizon to deprive shareholders of the potential for a significant premium being paid to acquire Depomed in the future.

We are Concerned with the Board’s Lack of Sufficient Stock Ownership

We believe the Board’s apparent failure to identify and unlock opportunities to enhance shareholder value is in large part a function of a troubling misalignment of interests between the directors and Depomed shareholders.  According to the Company’s proxy statement for the Special Meeting, Depomed directors collectively own an aggregate of 2,187,121 shares of Common Stock or approximately 3.5% of the Company’s outstanding shares, which includes shares underlying certain options and RSUs that were granted to such individuals in their capacities as directors and/or officers of the Company. Notably, other than CEO Schoeneck’s 2.3% stake in the Company, not a single director owns more than 1% of the Company’s outstanding shares. Accordingly, we find there to be a lack of significant shareholder representation on the Board.  We believe the shareholders, as the true owners of the Company, need to have a strong voice at the Board level.  Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact shareholder value.

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Starboard and its Nominees, on the other hand, own approximately 9.8% of the Company’s outstanding shares.[1]  It seems apparent to us that with so little “skin in the game” the Board does not have the same commitment to shareholder value as we do.  We believe a culture focused on long-term value creation and shareholder accountability requires placing shareholder representatives on the Board who have a significant financial commitment to the Company along with relevant experience.  This requirement ensures the proper alignment of interests between the Board and shareholders.

We Believe There are Opportunities Available to the Company to Drive Shareholder Value

We believe that Depomed is deeply undervalued and that significant opportunities exist to create shareholder value based on actions within the control of the Board. In fact, our analysis indicates that Depomed’s 2016 earnings per share (EPS) could increase by at least 49% based on certain (i) pre-tax operational savings of approximately $30 million related to rationalization of R&D and General & Administration expenses, (ii) sales force optimization of $18 million pre-tax, and (iii) debt paydown and refinance savings of approximately $31 million pre-tax, that Starboard believes are available to the Company.

Further, based on recent press reports, it appears that Depomed may have hired bankers to explore a sale of the Company. As we have outlined publicly, we believe Depomed would be extremely attractive to numerous potential acquirers, and while there exists an opportunity to significantly improve operations at the Company, an outright sale may be the best option for unlocking shareholder value. However, we remain extremely concerned that any potential sale process may not be undertaken with genuine intent. We therefore believe it is imperative that any sale process be squarely focused on maximizing value for all shareholders and that it is necessary for directors proposed by Starboard to be involved in any sale process at the Board level to ensure that the Board is representing the best interests of shareholders.

Our Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock Value for Shareholders

For the reasons set forth above, we lack confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance shareholder value at the Company or to protect the best interests of Depomed shareholders. We believe the individuals we have selected possess unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise.

In fact, we undertook an extensive process to carefully vet a slate of highly-qualified Nominees that included the evaluation of over 100 qualified potential candidates. Following this initial evaluation, we continued to meet with numerous pharmaceutical executives to supplement our slate with additional pharmaceutical experience.  Unfortunately, given the extensive requirements and restrictions under the Bylaws for calling the Special Meeting, the addition of any new, highly qualified nominees to our slate would have effectively required us to submit a new record date request notice to Depomed, thereby restarting the clock under the Bylaws for the Special Meeting and further delaying our efforts to remove and replace the Board.  Accordingly, Starboard appointed two exceptionally qualified former senior pharmaceutical executives – Robert G. Savage and James L. Tyree – as Advisors to assist in its solicitation efforts given their significant industry knowledge and experience.  If our Special Meeting solicitation ultimately proves successful and our Nominees are elected to the Board, we would invite Messrs. Savage and Tyree to join the Board, and they have indicated their desire to do so. We believe our experienced Nominees, together with our highly qualified Advisors, would better serve Depomed and protect shareholders’ rights.

In addition, in order to maintain a degree of continuity amidst the required change that we believe is desperately needed at Depomed, in the event that the current Board is removed and our Nominees are elected at the Special Meeting, the new Board members would be willing to increase the size of the Board up to eleven (11) members over time in order to appoint not only our two (2) highly qualified Advisors, Robert G. Savage and James L. Tyree, but also to add back up to three (3) incumbent directors to the Board through a two-step continuity plan. The new Board would first expand the Board to nine (9) members immediately following the Special Meeting, as is permitted under the Bylaws, to add the two (2) Advisors and one (1) incumbent director. At the same time, we also expect that the new Board would appoint up to two (2) other incumbent directors as Board observers until their subsequent election. Then, at the 2017 Annual Meeting, we expect that the new Board would seek shareholder approval of a Bylaw amendment to increase the minimum and maximum number of directors authorized under the Bylaws in order to further increase the size of the Board to eleven (11) members. If the Bylaw amendment is approved by shareholders at the 2017 Annual Meeting, we expect that the new Board would then increase the size of the Board to eleven (11) members and add back up to two (2) other incumbent directors.

[1] The Nominees collectively own 6,031,450 shares of Common Stock, including the 16,450 shares of Common Stock directly owned by Mr. Fogarty and the 6,015,000 shares of Common Stock beneficially owned by Mr. Smith. The other Nominees do not currently own any shares of Common Stock, but we understand that they intend on purchasing shares of Common Stock if elected to the Board at the Special Meeting.

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To effectuate this two-step continuity plan, we expect that our director candidates would meet with certain of the incumbent directors following the Special Meeting to determine which ones have the qualifications, experience and perspectives that will best complement the new Board members. Any decision would depend upon not only the credentials of such incumbent directors, but also upon such incumbent directors’ willingness to serve on the Board together with the new directors. As a reminder, we utilized a similar continuity construct successfully at Darden Restaurants where we replaced the entire board of directors and then added back one of the prior board members. Given the Board’s history of placing its interests ahead of those of its shareholders, we urge you to support our efforts to remove and replace the Board. We believe our Nominees, if elected at the Special Meeting, together with our highly qualified Advisors, are prepared to serve the shareholders of Depomed and to ensure that the interests of all shareholders are of paramount importance.

Highlights of Starboard’s Nominees’ and Advisors’ Biographies (in alphabetical order):

John J. Delucca

§	Mr. Delucca was CFO and EVP, Finance & Administration, of Coty, Inc., a fragrance and beauty products company, from 1998-2002. Previously, he was SVP & Treasurer of RJR Nabisco, Inc., a former American conglomerate, selling tobacco and food products, from 1993-1998.
§	Mr. Delucca currently serves as President of Atlantic & Gulf, Limited, LLC, an investment and consulting company.
§	Mr. Delucca has extensive corporate governance experience serving as a director of numerous companies, including Endo International plc, British Energy, and Enzo Biochem Inc.

James P. Fogarty

§	Mr. Fogarty was CEO of Orchard Brands, a multi-channel marketer of apparel and home products, from 2011 until its sale in 2015. Previously, he was President & CEO of Charming Shoppes, Inc., a former multi-brand, specialty apparel retailer, President & CEO of American Italian Pasta Company, a pasta manufacturing company, and CFO of Levi Strauss & Co., a brand-name apparel company.
§	Mr. Fogarty was COO of Lehman Brothers Holdings, a global financial services firm (subsequent to its Chapter 11 bankruptcy filing). He was also a Managing Director of Alvarez & Marsal, an independent global professional services firm.
§	Mr. Fogarty currently serves as a director of Darden Restaurants. Previously, he served as a director of Regis Corporation, Orchard Brands, Charming Shoppes, Inc., and The Warnaco Group.

Peter A. Lankau

§	Mr. Lankau served as President, CEO and a director of Endo Pharmaceuticals Inc., the predecessor of Endo International plc, a specialty pharmaceutical company, from 2005-2008. He previously served as Endo’s President and Chief Operating Officer and as SVP, Commercial Business.
§	Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, which sold its business assets to Depomed in December 2013.
§	Mr. Lankau is currently a principal in Lankau Consulting LLC, which provides advisory and consulting services to pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.
§	Mr. Lankau is currently Chairman of the Board of Directors of Phosphagenics Limited and a director of ANI Pharmaceuticals, Inc.

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Gavin T. Molinelli

§	Mr. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies.
§	Mr. Molinelli was formerly on the Board of Directors of Wausau Paper Corp. and Actel Corporation.
§	Mr. Molinelli has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

Mary K. Pendergast

§	Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), a federal agency of the United States Department of Health and Human Services, from 1990-1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from 1979-1990.
§	Previously, Ms. Pendergast served as Executive Vice President, Government Affairs for Elan Corporation, plc, formerly a major drugs firm based in Dublin, Ireland, from 1998-2003.
§	Ms. Pendergast is President of Pendergast Consulting, a firm that provides legal and regulatory consulting services to pharmaceutical and biotechnology companies and other entities, which Pendergast founded in 2003.
§	Ms. Pendergast currently serves as a director for ICON plc and Impax Laboratories.

Robert G. Savage (Advisor)

§	Mr. Savage held several senior positions with Johnson & Johnson, a healthcare company, from 1996-2002, including Worldwide Chairman for the Pharmaceuticals Group, Company Group Chairman responsible for the North America pharmaceuticals business, and President as well as Vice President of Sales & Marketing for Ortho-McNeil Pharmaceuticals, a Johnson & Johnson company.
§	Subsequently, Mr. Savage served as Group Vice President and President for the General Therapeutics and Inflammation Business of Pharmacia Corporation, a pharmaceutical and biotechnological company, from 2002 until the completion of its acquisition by Pfizer, Inc. in 2003.
§	Mr. Savage has served as President of Strategic Imagery, LLC, a consulting firm he founded, focused on providing in-line and portfolio strategies for major healthcare firms, since 2003.
§	Mr. Savage currently serves as a director for The Medicines Company.

Jeffrey C. Smith

§	Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies.
§	Mr. Smith currently serves as Chairman of Advance Auto Parts, Inc. and a director of Yahoo! Inc.
§	Previously, he has served as a director of Darden Restaurants (Chairman), Office Depot, Inc., Quantum Corporation, Regis Corporation, Surmodics, Inc., Zoran Corporation, Phoenix Technologies Ltd. (Chairman), Actel Corporation, S1 Corporation, Kensey Nash Corporation, and The Fresh Juice Company.
§	Mr. Smith has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

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James L. Tyree (Advisor)

§	Mr. Tyree held numerous executive positions at Abbott Laboratories, a global healthcare company, from 2000 to 2010, including: Corporate Vice President, Pharmaceutical and Nutritional Products Group; Senior Vice President, Global Nutrition, and Executive Vice President, Pharmaceutical Products.
§	Mr. Tyree is the co-founder and managing partner of Tyree & D’Angelo Partners (TDP), a private equity investment firm.
§	Mr. Tyree currently serves as an independent director of SonarMed, Genelux Corporation, ChemoCentryx, Inc. and Innoviva, Inc.
§	Mr. Tyree has extensive experience in pharmaceutical management and mergers and acquisitions, including the acquisitions of BASF Pharmaceuticals, KOS Pharmaceuticals, Solvay Pharmaceuticals and Piramal Health Solutions consummated while at Abbott Laboratories.

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OUR PROPOSALS FOR THE SPECIAL MEETING

Starboard is soliciting your proxy for the Special Meeting in support of the following Starboard Proposals:

•	Proposal 1: “RESOLVED, that each of the six (6) members of the Board who are expected to be serving as directors as of the date of the Special Meeting, including Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, M.D., James A. Schoeneck and David B. Zenoff, D.B.A, as well as any person or persons elected or appointed to the Board without shareholder approval after the date hereof, and up to and including, the date of the Special Meeting, be removed from office as directors of the Company, each such removal to become effective upon the election of each successor by the shareholders of the Company.”

Voting Standard

Section 19 of the Bylaws, together with Section 303(a) of the CGCL, provides that all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. As discussed in more detail below, Section 303(a)(1) of the CGCL provides that a director cannot be removed (unless the entire Board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected. By its terms, however, Section 303(a)(1) of the CGCL does not apply if the entire Board is being removed.

Background

Starboard is seeking to remove Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff because, among other things, Starboard believes these Board members have consistently failed to act in the best interests of shareholders. If Proposal 1 is passed at the Special Meeting and the entire Board is removed, there will be no directors serving on the Board. Accordingly, Starboard is seeking support for the election of the Nominees under Proposal 3 below to fill the ensuing Board vacancies at the Special Meeting.

Under the Bylaws and California law, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which such director was elected and until a successor has been elected, which is why the removal of each director under Proposal 1 is conditioned upon the election of each such successor. Accordingly, approval of Proposal 1 is conditioned upon the election of each director’s successor by the shareholders of the Company. If Proposal 1 is approved at the Special Meeting and all six of our Nominees are elected to succeed the six incumbent directors at the Special Meeting under Proposal 3, then the entire incumbent Board will be removed and replaced. If, on the other hand, Proposal 1 is approved at the Special Meeting, but any of our six Nominees is not elected at the Special Meeting under Proposal 3, then the entire incumbent Board will remain seated and none of the Nominees elected by shareholders will be seated on the Board until all six successors are elected, which would occur upon the earlier of (1) the 2017 Annual Meeting and (2) a subsequent special meeting to elect the remaining successors.

In light of the unusual cumulative voting mechanics that would be implicated under Section 303(a)(1) of the CGCL and the Bylaws if any director is not removed under Proposal 1, the only practical way to effect any Board changes at the Special Meeting is by voting to remove the entire Board. If even just one Depomed director were not removed at the Special Meeting, then the director-protecting cumulative voting provision is triggered with respect to every other director, thereby making the voting threshold required to remove any directors extraordinarily high and virtually impracticable. Accordingly, unless the entire Board is removed under Proposal 1, 14.29% of the outstanding shares could vote to block removal, or as set forth in Depomed’s Proxy Statement, removal of less than the entire Board would require the affirmative vote of the holders of at least 85.72% of the outstanding shares with respect to each director to be removed. Unless the Board is removed in its entirety, it would be nearly impossible for Starboard to successfully remove and replace the Board at the Special Meeting.

We strongly urge all shareholders to vote FOR the removal of all six of the incumbent directors at the Special Meeting even if you are not in favor of removing and replacing the entire Board.

We strongly urge you to vote “FOR” Proposal 1 by signing, dating and returning the enclosed WHITE Proxy Card in the enclosed postage paid envelope. You may also vote by telephone using the toll-free number on the WHITE Proxy Card or over the Internet using the Internet address on the WHITE Proxy Card.

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•	Proposal 2: “RESOLVED, that, in the event that the Board is fixed at some size other than six (6) members as of the date of the Special Meeting, Section 16 of the Bylaws be amended to fix the size of the Board at six (6) members.”

The language of the proposed Bylaw amendment:

Section 16 of the Bylaws is hereby amended and restated to read as follows:

16. Number. The authorized number of directors of this corporation shall not be less than five (5) nor more than nine (9). The exact number of directors shall be six (6). The indefinite number of directors may be changed or a definite number fixed without provision for an indefinite number by an amendment to the Articles of Incorporation or by amendment to these bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. An amendment reducing the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote. No amendment may change the maximum number of authorized directors to a number greater than two times the minimum number of directors minus one.

Voting Standard

Section 16 of the Bylaws presently allows a definite number of Board members within the range of five (5) to nine (9) Board members to be fixed by resolution of the Board or for a definite number of Board members without provision of an indefinite range to be fixed by an amendment to the Bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Background

Proposal 2 is designed to allow shareholders to fix the size of the Board at six (6) members so that, in the event Proposal 1 is approved in its entirety, shareholders may elect a full Board solely consisting of Starboard’s six (6) Nominees.

We strongly urge you to vote “FOR” Proposal 2 by signing, dating and returning the enclosed WHITE Proxy Card in the enclosed postage paid envelope. You may also vote by telephone using the toll-free number on the WHITE Proxy Card or over the Internet using the Internet address on the WHITE Proxy Card.

•	Proposal 3: “RESOLVED, that the following six (6) individuals be and hereby are elected to serve as directors on the Board, contingent on Proposal 1 being passed: John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, Mary K. Pendergast, and Jeffrey C. Smith (each, a “Nominee” and, collectively, the “Nominees”).”

Voting Standard

Section 18 of the Bylaws, together with Section 305(a) of the CGCL, provide that only shareholders may elect directors to fill any vacancies arising from any removal of directors by approval of the affirmative vote of a majority of the shares represented and voting at a duly called meeting of shareholders at which a quorum is present (in which shares voting affirmatively also constitute at least a majority of the required quorum). Consequently, if Proposal 1 passes, the resulting six (6) vacancies may only be filled by the shareholders. Pursuant to Section 9 of the Bylaws, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute the required quorum.

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Background

The Board is currently comprised of six (6) directors, all of whom are elected annually. Assuming the entire Board is removed under Proposal 1, we are soliciting your support for the election of our six (6) highly qualified Nominees at the Special Meeting to fill the ensuing Board vacancies. Our Nominees have unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise, as exemplified by their biographies included in the section titled “Information Regarding the Nominees” of this Proxy Statement below. Each Nominee named in this Proposal 3 has consented to be named in this Proxy Statement and to serve as a director of Depomed, if elected.  The Nominees have not made any commitment to Starboard, if elected, other than that they will serve as directors, exercise their independent judgment in accordance with their fiduciary duties in all matters before the Board and otherwise discharge their duties as directors of Depomed consistent with all applicable legal requirements. If elected, each Nominee would serve as a director until the 2017 Annual Meeting and until his or her successor is duly elected and qualified.

Starboard believes its Nominees are more qualified to serve on the Board than the current Depomed directors and more dedicated to protecting the interests of Depomed shareholders. We therefore strongly urge all shareholders to vote for the election of all six of our highly qualified Nominees at the Special Meeting. As discussed under the “Reasons for the Solicitation” section of this Proxy Statement above, if Starboard’s Nominees are elected to the Board at the Special Meeting, they would be willing to increase the size of the Board up to eleven members over time in order to appoint not only our two highly qualified Advisors but also to add back up to three incumbent directors to the Board through a two-step continuity plan in order to maintain a degree of continuity amidst the required change that Starboard believes is required at Depomed.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Special Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

We intend to vote the Starboard Group Shares in favor of each of the Proposals at the Special Meeting. While we currently intend to vote all of the Starboard Group Shares in favor of the election of all of the Nominees under Proposal 3, we reserve the right to vote the Starboard Group Shares for the election of less than all of the Nominees, up to and including the date of the Special Meeting, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Special Meeting.

We strongly urge you to vote “FOR” Proposal 3 by signing, dating and returning the enclosed WHITE Proxy Card in the enclosed postage paid envelope. You may also vote by telephone using the toll-free number on the WHITE Proxy Card or over the Internet using the Internet address on the WHITE Proxy Card.

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•	Proposal 4: “RESOLVED, that any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting be and hereby is repealed, and that Section 42 of the Bylaws entitled “AMENDMENT OF BYLAWS” be and hereby is amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such Special Meeting.”

The language of the proposed Bylaw amendment:

Section 42 of the Bylaws is hereby amended and restated to read as follows:

42.       Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote or by the Board of Directors, except that (i) any such adoption, amendment or repeal by the Board of Directors shall be effective only as of the date 121 days after the date hereof and that during such period the power of the Board of Directors to adopt, amend or repeal the Bylaws shall hereby be eliminated and (ii) an amendment changing the authorized number of directors may only be adopted as provided in Section 16.

Voting Standard

Section 42 of the Bylaws, together with Section 211 of the CGCL, provide that approval of Proposal 4 requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote.

Background

Section 42 of the Bylaws, together with Section 211 of the CGCL, provide that approval of Proposal 4 requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote.

Background

Proposal 4 is designed to prevent the Board from taking any such further actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the shareholders pursuant to the other Starboard Proposals or to create new obstacles to the consideration of the Starboard Proposals at the Special Meeting.

If Proposal 4 is approved at the Special Meeting, neither the new Board (if Proposal 1 is approved) nor the current Board (if Proposal 1 is not approved) will be able to amend the Bylaws for 120 days after the date of the Special Meeting, even in the face of another hostile takeover attempt.

Notwithstanding the foregoing, if Starboard is successful at the Special Meeting, the new Board will still be able to effectuate the director continuity plan detailed above and elsewhere in this Proxy Statement as expanding the Board to nine (9) members following the Special Meeting does not require an amendment to the Bylaws and the new Board would not be seeking approval of the Bylaw amendment to further increase the size of the Board to eleven (11) directors until the 2017 Annual Meeting, which will be held after the 120-day restricted period following the Special Meeting if Proposal 4 is approved.

We strongly urge you to vote “FOR” Proposal 4 by signing, dating and returning the enclosed WHITE Proxy Card in the enclosed postage paid envelope. You may also vote by telephone using the toll-free number on the WHITE Proxy Card or over the Internet using the Internet address on the WHITE Proxy Card.

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OTHER PROPOSALS AND AUTHORIZATIONS FOR THE SPECIAL MEETING

Company Proposal

The Company included the following adjournment proposal in its proxy statement for the Special Meeting, which the Company indicated it intends to present at the Special Meeting if a quorum of shareholders is not present at the beginning of the Special Meeting:

•	Proposal 5: “To consider and vote on a proposal to be presented by the Board to adjourn the Special Meeting, which proposal the Board of Directors intends to present if and only if a quorum of shareholders is not present at the beginning of the Special Meeting.”

Voting Standard

According to the Company’s proxy statement, Proposal 5 requires the approval of a majority of the shares of Common Stock represented either in person or by proxy at the Special Meeting.

We recommend that shareholders vote “FOR” Proposal 5 by signing, dating and returning the enclosed WHITE Proxy Card in the enclosed postage paid envelope. You may also vote by telephone using the toll-free number on the WHITE Proxy Card or over the Internet using the Internet address on the WHITE Proxy Card.

Other Proposals

As of the date hereof, we do not expect any matters other than the Proposals to be considered and voted upon at the Special Meeting. In the event that Depomed includes any additional proposals for consideration at the Special Meeting in the notice to Depomed shareholders of such meeting, pursuant to the WHITE Proxy Cards, we are requesting discretionary authority to oppose and vote against any proposals other than the Proposals that come before the Special Meeting. Under the Bylaws and the CGCL, absent a waiver of notice or consent to holding the Special Meeting, in each case from Depomed shareholders not present in person or by proxy at the Special Meeting, only those matters set forth in the notice to Depomed shareholders of the Special Meeting may be considered and voted upon at such meeting. Under the Bylaws and the CGCL, Depomed may include its own proposals for consideration at the Special Meeting in such meeting notice.

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SPECIAL MEETING VOTING PROCEDURES

Record Date; Vote Per Share

Depomed has one (1) class of voting shares outstanding. The Record Date has been set for the close of business on September 27, 2016. As of the Record Date, there were 61,507,774 shares of Common Stock outstanding. Only holders of record on the Record Date are entitled to receive notice of the Special Meeting and to vote the shares of Common Stock that they held on the Record Date at the Special Meeting. Each share of Common Stock will have one (1) vote on each matter to be voted on at the Special Meeting. Depomed shareholders will not be entitled to cumulate their votes in the election of directors, however, as described in more detail above in the section of this Proxy Statement titled “Our Proposals for the Special Meeting”, cumulative voting may be triggered in the removal of directors under Proposal 1. To the extent you sell your shares on or prior to the Record Date for the Special Meeting, you will not have the right to vote on the Proposals at the Special Meeting.

Quorum

A majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or by proxy in order for there to be a quorum at the Special Meeting. Shareholders of record who are present at the Special Meeting in person or by proxy and who abstain from voting, including brokers holding customers’ shares of record who cause abstentions to be recorded at the Special Meeting, will have their shares of Common Stock included in the number of shares represented at the Special Meeting for purposes of determining whether a quorum is present. Shares of Common Stock represented by broker non-votes (as described below), if any, will also be included in the number of shares of Common Stock treated as represented at the Special Meeting for purposes of determining whether a quorum is present.

Broker Non-Votes; Abstentions

If you hold your shares through a bank, broker or other nominee (that is, in “street name”) and do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. In this case, a “broker non-vote” occurs.

With respect to the Proposals, abstentions and broker non-votes, if any, will each have the effect of a vote “AGAINST” each such proposal.

Voting Methods

•	Voting by Mail. A WHITE Proxy Card is enclosed for your use. Whether or not you expect to attend the Special Meeting, please sign, date and mail your WHITE Proxy Card promptly in the enclosed postage paid envelope provided.
•	Voting by Telephone. If you live in the United States, you may vote your proxy toll-free 24 hours a day, 7 days a week up until 11:59 P.M. Eastern Time on [—], 2016 by calling the toll-free telephone number on the WHITE Proxy Card. Please refer to the voting instructions on the WHITE Proxy Card. If you vote by telephone, please do not return your WHITE Proxy Card by mail.
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•	Voting via the Internet. If you wish to vote via the Internet, you may submit your proxy from any location in the world 24 hours a day, 7 days a week, up until 11:59 P.M. Eastern Time on [—], 2016 by visiting the website provided on the WHITE Proxy Card. Please refer to the voting instructions on the WHITE Proxy Card. If you vote through the Internet, please do not return your WHITE Proxy Card by mail.
•	Vote in person by attending the Special Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the Special Meeting. If you hold your shares through a bank, broker or other nominee, you must obtain a legal proxy from such custodian in order to vote in person at the Special Meeting.

Revocable Proxies

Company shareholders who execute and deliver WHITE Proxy Cards solicited on behalf of Starboard in connection with the Proposals at the Special Meeting will be permitted to revoke such proxies at any time before the proxy is exercised at the Special Meeting by:

•	delivering an instrument revoking the earlier proxy card, or a duly executed later-dated proxy card for the same shares, including a Company-furnished proxy card, to Okapi, our proxy solicitor, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036;
•	filing with the Company’s Corporate Secretary prior to the Special Meeting either a notice of revocation or a duly executed later dated proxy for the same shares, including a Company-furnished proxy card;
•	if you have voted by telephone or through the Internet, calling the same toll-free number or by accessing the same web site and following the instructions provided on the WHITE Proxy Card; or
•	voting in person at the Special Meeting.

Please note that if your shares of Common Stock are held in street name by a broker or other nominee, you must follow the instructions set forth in the instruction cards to revoke your earlier vote.

We strongly urge you not to sign any proxy card sent to you by Depomed with respect to the Special Meeting. If you have already voted any proxy card that the Company may have sent you, you can change your vote by signing, dating and returning the WHITE Proxy Card to Okapi at its address set forth below or by making use of the Internet and telephone voting facilities described above. If you hold your shares through a bank, broker or other nominee, you will need to contact your bank, broker or nominee and follow their instructions if you want to revoke a proxy or change your vote. Only your latest signed and dated proxy will count at the Special Meeting.

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SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies for approval of the Proposals at the Special Meeting will be borne by Starboard. In addition to the use of the mails, requests may be solicited by Starboard by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of Common Stock that such institutions hold, and Starboard will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Starboard has retained Okapi, a proxy solicitation firm, to assist in the proxy solicitation in connection with the Special Meeting. Starboard has agreed to pay Okapi customary fees as may be mutually agreed. In addition, Starboard will reimburse Okapi for its reasonable disbursements. Okapi will be indemnified against certain liabilities and expenses. That firm will utilize approximately 24 persons in its solicitation efforts.

Starboard estimates that its total expenditures relating to the solicitation of proxies to call the Special Meeting and the solicitation of proxies for approval of the Proposals at the Special Meeting will be approximately $[______]. Total expenditures incurred to date relating to these solicitations have been approximately $[______].

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INFORMATION REGARDING THE NOMINEES

In the event that the Company shareholders approve Proposal 1 at the Special Meeting to remove from office, without cause, the following six (6) members of the current Board, constituting the entire current Board: Peter D. Staple, Vicente Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after the 2016 Annual Meeting, Proposal 2 will fix the size of the Board at six (6) directors and Proposal 3 provides that shareholders elect the Nominees. Starboard reserves the right to request the appointment or election of substitute persons for any of the Nominees named herein. The information herein regarding a particular Nominee has been furnished to Starboard by such Nominee.

Name, Address, Age and Employment History. Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the proposed Nominees.

Name	Business Address	Age	Present Principal Occupation or Employment; Five (5) Year Employment History
John J. Delucca	314 Ardmore Road Ho-Ho-Kus, NJ 07423	73

John J. Delucca is currently the President of Atlantic & Gulf, Limited, L.L.C., an investment and consulting company, a position he has held since 2004. Previously, Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group, a business consulting firm, from 2003 until his retirement in 2004. Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., a fragrance and beauty products company, from 1998 to 2002. From 1993 to 1998, he was Senior Vice President and Treasurer of RJR Nabisco, Inc. During his earlier career, he also served in executive positions for Hascoe Associates, Inc., The Lexington Group, the Trump Group, International Controls Corp., and Textron, Inc. Mr. Delucca has extensive corporate governance experience serving as a member of the Boards of Directors of numerous companies, including: Endo International plc (NASDAQ: ENDP), a global specialty pharmaceutical company, from 2006 to June 2015; MergeWorthRx Corp., a then publicly traded special purpose acquisition, from June 2013 to January 2015; Elster Group SE, a then publicly traded German integrated metering and smart grid technology company, from October 2010 to October 2012; The Elliot Company, a manufacturer of turbines and generation equipment and wholly owned subsidiary of the public Japanese company Ebara Corporation, from 1997 to August 2012; ITC Deltacom, a then publicly traded telecommunications company, from 2004 to 2010; Tier Technologies, Inc., a then publicly traded payment solutions company, from 2007 to 2010; British Energy, a then publicly traded UK-based electricity generation company, from 2004 to 2009; and Enzo Biochem Inc. (NYSE:ENZ), a leading life sciences biotechnology company, from 1984 to 2008. Mr. Delucca also previously served as a director of Horizon Natural Resources, Kash n’ Karry, Nature’s Food Centres, RKO Warner Theaters, Emperor Clock Co., and Edison Controls Corp. He holds a Bachelor of Arts degree from Bloomfield College and a Masters of Business Administration from Farleigh-Dickinson University School of Graduate Study. Mr. Delucca’s extensive experience serving as a senior executive and a director of both public and private companies, where he served as Chairman of numerous Audit Committees, together with his financial expertise well qualifies him for service on the Board.

James P. Fogarty	14 Old Roaring Brook Rd. Mount Kisco, NY 10549	47

James P. Fogarty is currently a private investor. Previously, he was the Chief Executive Officer and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, from November 2011 until its sale in July 2015, and was a Senior Advisor to acquirer Bluestem Group Inc. for a transition period through October 2015. Prior to that, Mr. Fogarty was a private investor from November 2010 to November 2011. Since October 2014, Mr. Fogarty has served as a member of the Board of Directors of Darden Restaurants, Inc. (NYSE:DRI), a full service restaurant company, where he serves as Chairman of its Compensation Committee and as a member of its Finance Committee. From April 2009 until November 2010, Mr. Fogarty was President, Chief Executive Officer and Director of Charming Shoppes, Inc., a then publicly traded multi-brand, specialty apparel retailer. Other prior executive positions held by Mr. Fogarty include Managing Director of Alvarez & Marsal, an independent global professional services firm, from August 1994 until April 2009, President and Chief Operating Officer of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing) from September 2008 until April 2009, President and CEO of American Italian Pasta Company, the largest producer of dry pasta in North America, from September 2005 through February 2008, Chief Financial Officer of Levi Strauss & Co., a brand-name apparel company, from 2003 until 2005, and from December 2001 through September 2003, he served as Senior Vice President and Chief Financial Officer and for a period as a Director of The Warnaco Group, a then global apparel maker. From October 2011 through October 2015, Mr. Fogarty served as a director of Regis Corporation (NYSE:RGS), which owns, operates and franchises hair and retail products. Mr. Fogarty holds a Bachelor’s degree in Economics and Computer Science from Williams College and an MBA in Finance and Accounting from the Leonard Stern School of Business at New York University. Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience make him an excellent candidate for the Board. Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience would make him an excellent candidate for the Board.

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Peter A. Lankau	P.O. Box 827 Gwynedd Valley, PA 19437	63	Peter A. Lankau is currently a principal in the consulting firm, Lankau Consulting LLC, which provides advisory and consulting services to support boards of directors and senior management of pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014. Mr. Lankau has served as Chairman of the Board of Directors of Phosphagenics Limited (ASX: POH), an Australian research-based biotechnology company, since May 2015 and as a Director since April 2015. He has also served as a member of the Board of Directors of ANI Pharmaceuticals, Inc. (NASDAQ: ANIP), an integrated specialty pharmaceutical company developing, manufacturing, and marketing branded and generic prescription pharmaceuticals, since October 2015. Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, from October 2011 to January 2014, which sold its business assets to Depomed in December 2013. From April 2009 to February 2011, he was Chief Executive Officer and from February 2011 to December 2012, Chairman, of Logical Therapeutics, Inc., a privately held, clinical stage biopharmaceutical company which developed therapeutic agents to treat medical conditions caused by inflammatory diseases. From 2005 to 2008, Mr. Lankau was President, Chief Executive Officer and a member of the Board of Directors of Endo Pharmaceuticals Inc., the predecessor of Endo International plc (NASDAQ: ENDP), a specialty pharmaceutical company (“Endo”). He also previously served as Endo’s President and Chief Operating Officer and as Senior Vice President, Commercial Business. Prior to Endo, Mr. Lankau was Vice President, Sales and Marketing for Alpharma, Inc. He began his pharmaceutical career with Rhone-Poulenc Rorer, Inc. (now Sanofi) in multiple commercial roles, and was most recently Vice President, Sales-US Pharmaceuticals. Mr. Lankau also currently serves on the Board of Advisors of Orchard Venture Partners, a life sciences venture capital firm, a position he has held since January 2013. He received his Bachelor of Science degree from the University of Albany. Mr. Lankau’s extensive experience as a bio-pharmaceutical executive with over 30 years of management experience in developing and commercializing pharmaceutical products together with his corporate governance experience as a director of both public and private pharmaceutical companies would make him a valuable addition to the Board.
Gavin T. Molinelli	c/o Starboard Value LP 777 Third Avenue 18th Floor New York, NY 10017	32

Gavin T. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Prior to that, Mr. Molinelli was a Director and Investment Analyst for the Ramius Value & Opportunity Fund. Prior to joining Ramius in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli previously served on the Board of Directors of Wausau Paper Corp., a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli was also formerly on the Board of Directors of Actel Corp, a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University. Mr. Molinelli’s public company board experience and financial expertise together with his experience serving in various managerial roles would make him a valuable addition to the Board.

Mary K. Pendergast	4328 Yuma Street, NW Washington, DC 20016	65	Mary K. Pendergast, J.D., LL.M. is currently the President of Pendergast Consulting, a legal and regulatory consulting firm to pharmaceutical and biotechnology companies, which she founded in June 2003. Ms. Pendergast has also served as a member of the Boards of Directors of Impax Laboratories, Inc. (NASDAQ: IPXL), a specialty pharmaceutical company, since July 2013 and ICON plc (NASDAQ: ICLR), a provider of outsourced development services to pharmaceutical, biotechnology and medical device industries, since February 2014. Previously, Ms. Pendergast served as Executive Vice President, Government Affairs, at Elan Corporation, plc, a then publicly traded major drugs firm based in Dublin, Ireland, from January 1998 to June 2003. Prior to that, Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), from November 1990 to December 1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from July 1979 to November 1990. She was also an attorney at the Office of the General Counsel, Department of Health and Human Services, from July 1977 to June 1979. Ms. Pendergast also previously served on the Board of Directors of ARCA biopharma, Inc. (NASDAQ: ABIO), a biopharmaceutical company developing genetically-targeted therapies for cardiovascular diseases, from 2002 until May 2011. Ms. Pendergast received a B.A. degree from Northwestern University, a J.D. degree from the University of Iowa College of Law, and an LL.M. degree from Yale Law School. Ms. Pendergast’s extensive experience in the pharmaceutical and biotechnology industries serving as an executive and board member, including her service at the FDA, would make her a valuable addition to the Board.

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Jeffrey C. Smith	c/o Starboard Value LP 777 Third Avenue 18th Floor New York, NY 10017	43	Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies, which he co-founded in March 2011, after having launched the Starboard Value investment strategy in 2002. Previously, Mr. Smith was a Partner and Managing Director of Ramius LLC, a subsidiary of the Cowen Group, Inc. (“Cowen”). Mr. Smith is a former member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith currently serves on the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), a leading automotive aftermarket parts provider in North America, a position he has held since November 2015. He also currently serves on the Board of Directors of Yahoo! Inc. (NASDAQ: YHOO), a multinational technology company, a position he has held since April 2016. Previously, he served as Chairman of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a full service restaurant chain, from October 2014 to April 2016. Mr. Smith also previously served as a member of the Board of Directors of each of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015, Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014, Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013, Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012, and Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011. Mr. Smith was the Chairman of the Board of Directors of Phoenix Technologies Ltd., a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served as a member of the Board of Directors of each of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010, S1 Corporation, a provider of customer interaction software for financial and payment services, from May 2006 to September 2008, Kensey Nash Corporation, a leading medical technology company, from December 2007 to February 2009, and The Fresh Juice Company, Inc. (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics. Mr. Smith’s extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles would enable him to provide invaluable oversight to the Board.

Additional Information about the Nominees. Each Nominee named in this Proxy Statement is independent under the Board’s independence guidelines, the applicable rules of Nasdaq, and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each Nominee who will serve on the audit committee of the Board meets the financial literacy requirements under the applicable rules of Nasdaq, and each will qualify as an “audit committee financial expert” under the applicable rules of Nasdaq.

Each Nominee named herein has consented to be named in any proxy or solicitation statement and proxy cards to be filed with the SEC and distributed to shareholders of Depomed by Starboard and to serve as a director of the Company, if elected. If these Nominees are elected, they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the fiduciary obligations imposed upon corporate directors under the CGCL. If elected, each of the Nominees would serve as a director until the 2017 Annual Meeting or an intervening special meeting of shareholders at which directors are elected and a successor has been duly elected.

If elected, the Nominees will be entitled to such compensation from the Company as may be determined by the Company for non-employee directors, and which is described in the Company’s Definitive Proxy Statement for the 2016 Annual Meeting, as filed with the SEC on April 14, 2016.

Each of the Nominees’ ownership of securities of the Company is set forth below in the section titled “Certain Information Regarding the Participants.” All of the Nominees are citizens of the United States.

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Starboard V&O Fund has signed letter agreements, pursuant to which it and its affiliates have agreed to indemnify each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, against claims arising from the solicitation of proxies from the Company shareholders in connection with the Special Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, pursuant to which Starboard V&O Fund has agreed to pay each of them (i) $15,000 in cash upon Starboard V&O Fund submitting the Record Date Request Notice (other than Mr. Fogarty who previously received the $15,000 in cash upon delivery of the Initial Record Date Request Notice) and (ii) $15,000 in cash upon the filing by Starboard V&O Fund of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each of their election as a director of the Company at the Special Meeting. Pursuant to the compensation letter agreements, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, shall determine, but in any event no later than fourteen (14) days after receipt of such compensation, subject to certain limitations. If elected or appointed to serve as a director of the Board, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his or her election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Fogarty, Delucca, and Lankau, as well as Ms. Pendergast, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On May 26, 2016, the Nominees and Starboard entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) they agreed to form a group for the purpose of (i) submitting the Record Date Request Notice, (ii) soliciting written requests from the holders of 10% or more of the outstanding shares of Common Stock to call the Special Meeting, and (iii) soliciting proxies at any such Special Meeting for the purpose of approving the Starboard Proposals set forth herein, and (c) Starboard V&O Fund and certain of its affiliates agreed to bear all expenses incurred in connection with the solicitation, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Advisors entered into a Joinder Agreement to the foregoing Amended and Restated Joint Filing and Solicitation Agreement, pursuant to which they agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

No Nominee or any associate of a Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding, and there is no event that occurred during the past ten (10) years with respect to any of the Nominees that is required to be described under 401(d) or 401(f) of Regulation S-K.

Filling of Vacancies. Section 18, together with Section 305(a) of the CGCL, provides that only shareholders may elect directors to fill any vacancies arising from any removal of directors by approval of the affirmative vote of a majority of the shares represented and voting at a duly meeting of shareholders at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum). Additionally, Section 18, together with Section 305(b) of the CGCL, provide that shareholders may elect a director at any time to fill any vacancy not filled by the directors of the Company.

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CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Starboard Value LP and Starboard V&O Fund are participants in this solicitation of proxies, in addition to Starboard S LLC, Starboard C LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP, Mark R. Mitchell, Peter A. Feld, the Nominees and the Advisors.

The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli’s principal occupation is serving as Managing Director of Starboard Value LP. Mr. Delucca is the President of Atlantic & Gulf, Limited, L.L.C., an investment and consulting company. Mr. Fogarty is currently a private investor. Mr. Lankau is a principal in the consulting firm, Lankau Consulting LLC, which provides advisory and consulting services to support boards of directors and senior management of pharmaceutical and biotechnology companies, as well as venture capital and private equity firms. Ms. Pendergast is President of Pendergast Consulting, a legal and regulatory consulting firm to pharmaceutical and biotechnology companies. Mr. Savage is the President of Strategic Imagery, LLC, a consulting firm he founded focused on providing in-line and portfolio strategies for major healthcare firms. Mr. Tyree is the Managing Partner of Tyree & D’Angelo Partners LLC, a private equity investment firm.

The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Molinelli, and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The principal business address of each of the other Nominees is set forth above. The principal business address of Mr. Savage is 2604 North Greenway Drive, Coral Gables, Florida 33134.  The principal business address of Mr. Tyree is 233 N. Michigan Ave., Suite 2420, Chicago, Illinois 60601.

As of the date hereof, Starboard V&O Fund directly owns 4,636,387 shares of Common Stock. As of the date hereof, Starboard S LLC directly owns 548,714 shares of Common Stock. As of the date hereof, Starboard C LP directly owns 304,821 shares of Common Stock. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 304,821 shares of Common Stock directly owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 304,821 shares of Common Stock directly owned by Starboard C LP. As of the date hereof, 525,078 shares of Common Stock were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of each of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of an aggregate of 6,015,000 shares of Common Stock directly owned by Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account. Each of Starboard Value GP, as the general partner of Starboard Value LP, Principal Co, as a member of Starboard Value GP, Principal GP, as the general partner of Principal Co and each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the 6,015,000 shares of Common Stock directly owned by Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account. As of the date hereof, Mr. Fogarty directly owns 16,450 shares of Common Stock. As of the date hereof, none of Messrs. Molinelli, Delucca, or Lankau, nor Ms. Pendergast, directly or indirectly, own any securities of the Company. As of the date hereof, none of the Advisors, directly or indirectly, own any securities of the Company.

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Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 6,031,450 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Starboard Value LP entered into advisor agreements (the “Advisor Agreements”) with each of the Advisors, pursuant to which it agreed to pay each of the Advisors (i) an upfront fee equal to $15,000 in cash within fifteen (15) business days of the date of the Advisor Agreement and (ii) $15,000 in cash upon the filing by Starboard Value LP of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of the election of the Nominees to the Board at the Special Meeting.  Each of the Advisors agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

Except as set forth in the Proxy Statement (including the Exhibits and Annexes), no participant in this solicitation or any of his or its associates has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting.

Except as set forth in the Proxy Statement (including the Exhibits and Annexes), (ii) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as set forth in the Proxy Statement (including the Exhibits and Annexes), there are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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CERTAIN EFFECTS RELATED TO THIS SOLICITATION

2021 Notes

Based on a review of the Company’s public filings with the SEC, pursuant to the First Supplemental Indenture, dated as of September 9, 2014 (the “Supplemental Indenture”), to the Indenture, dated as of September 9, 2014, between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Indenture”), regarding certain 2.50% Convertible Senior Notes due 2021 (the “2021 Notes”), the Proposals, if passed, will not result in any payments in connection with a “Fundamental Change” (i.e., change of control) (as defined in the Supplemental Indenture), which definition includes the consummation of (i) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination) as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, consolidation or merger of the Company pursuant to which the Common Stock would be converted into cash, securities or other property or assets; or (iii) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to any person other than one of the Company’s subsidiaries; provided, however, that a transaction described in clause (ii) in which all persons in whose names’ at the time each particular 2021 Note is registered in the Company’s note register of all classes of the Company’s Common Equity (as defined in the Supplemental Indenture) immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Fundamental Change. However, any of the transactions listed in clauses (i) through (iii) of the foregoing sentence will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by holders of Common Stock, excluding cash payments for fractional shares, in connection with such transaction or transactions consists of shares of publicly listed common stock and as a result of such transactions the 2021 Notes become convertible into such consideration, excluding cash payments for fractional shares. The Proposals, if passed, would not otherwise trigger a Fundamental Change under the 2021 Notes.

Senior Secured Notes

Further based on a review of the Company’s public filings with the SEC, pursuant to the Note Purchase Agreement, dated as of March 12, 2015, by and between the Company, the purchasers party thereto from time to time (“Purchasers”), and Deerfield Private Design Fund III, L.P. (the “Note Purchase Agreement”), pursuant to which the Company requested that the Purchasers purchase an aggregate principal amount of $575,000,000 of the Company’s senior secured notes (the “Senior Secured Notes”), the Proposals are not likely to result in any prepayment obligations and penalty prepayment premiums in connection with a “Major Transaction” under the Note Purchase Agreement. We cannot confirm whether this would be the case as of the date hereof as operative provisions of the Note Purchase Agreement as publicly disclosed have received confidential treatment. As publicly disclosed, a Major Transaction includes a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or any other event following which the holders of Common Stock immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (i) no longer hold a majority of the shares of Common Stock or (ii) no longer have the ability to elect a majority of the Board.

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2014 Omnibus Incentive Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the 2014 Omnibus Incentive Plan, effective as of February 19, 2014, Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 could each potentially result in a “Change in Control.” A Change in Control means any event so determined by the Board and that also constitutes a “change in the ownership or effective control” of the Company or change in “ownership of a substantial portion of the assets” of the Company within the meaning of Internal Revenue Code Section 409A(a)(2)(A)(v) (provided, that the Board may specify a definition of Change in Control in an award agreement that is not inconsistent with this definition of Change in Control), and, accordingly, the Board may so determine that Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 qualifies. In the event of a Change in Control, the Compensation Committee of the Board can accelerate the vesting or exercisability of an award, eliminate or make less restrictive any restrictions in an award, waive any restriction or other provision of the plan or an award or otherwise amend or modify an award in any manner that is, in either case, (i) not materially adverse to the participant to whom such award was granted, (ii) consented to by such participant or (iii) authorized by section 15(c) of the plan; provided, however, that subject to certain exceptions, no such action shall permit the term of any option or stock appreciation right to be greater than ten (10) years from its grant date.

2004 Equity Incentive Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the Company’s 2004 Equity Incentive Plan, as amended on December 20, 2011, Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 could each potentially result in a “Change in Control” within the meaning of the 2004 Equity Incentive Plan.

Examples of transactions or events that the Board may treat as Changes in Control are: (i) any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Exchange Act, acquires securities holding 50% or more of the total combined voting power or value of the Company, or (ii) as a result of or in connection with a contested election of Company directors, the persons who were Company directors immediately before the election cease to constitute a majority of the Board. Accordingly, the Board could potentially provide that the passage of Proposal 1 without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 constitute a Change in Control.

In connection with a Change in Control, notwithstanding any other provision of the plan, the Board may, but need not, take any one or more of the following actions. The Board may, in its sole discretion, provide that the vesting of any or all award shares subject to vesting or a right of repurchase shall accelerate or lapse, as the case may be. If the Board exercises such discretion with respect to options, such options shall become exercisable in full prior to the consummation of such event at such time and on such conditions as the Board determines, and if such options are not exercised prior to the consummation of the event, they shall terminate at such time as determined by the Board. The Board need not have adopted the same rules for each award or each awardee. Subject to any greater rights granted to participants as described under the foregoing provisions, any outstanding awards shall be treated as provided in any applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets, as the case may be. In addition, the Board may extend the date for the exercise of awards (but not beyond their original expiration date). The Board need not adopt the same rules for each award or each awardee.

41

Different rules apply under the 2004 Equity Incentive Plan in respect of individuals who are non-employee directors. In the event of a Change in Control while the awardee remains a non-employee director, the shares at the time subject to each outstanding option held by such awardee pursuant to the plan, but not otherwise vested, shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares as fully vested shares and may be exercised for any or all of those vested shares. Each such option shall remain exercisable for such fully vested Shares until the expiration or sooner termination of the option term in connection with a Change in Control.

Employee Stock Purchase Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the 2004 Employee Stock Purchase Plan, as amended on February 19, 2014, the Proposals are not likely to result in the immediate termination of the “Offering Period” thereunder. Each Offering Period consists of four (4) six (6)-month purchase periods during which payroll deductions of the participants are accumulated under the plan. In the event of, among other things, a merger in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger (other than any shareholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, each purchase right under the plan shall be assumed or an equivalent purchase right shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the successor corporation does not agree to assume the option or to substitute an equivalent purchase right, in which case the Board may determine, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Offering Period then in progress by setting a new purchase date.

Management Continuity Agreements

Further based on a review of the Company’s public filings with the SEC, Proposal 1 if passed without election of any Nominee pursuant to Proposal 3 or Proposal 1 if passed together with the election of any Nominee pursuant to Proposal 3 could each potentially trigger change in control payments under the February 2016 form of Management Continuity Agreement entered into with executive officers of the Company.

The Management Continuity Agreement provides, among other things, that in the event an executive officer is subject to an involuntary termination (a termination by the Company without “Cause” or by the executive for “Good Reason,” as those terms are defined in the Management Continuity Agreements) within ninety (90) days before or twenty-four (24) months following a “change in control” (as defined below), the executive officer is entitled to receive: (i) 100% acceleration of such officer's unvested Company equity awards; (ii) a lump sum severance payment equal to two times (if the officer is the chief executive officer) or one time (if the officer is not the chief executive officer) the base salary which the officer was receiving immediately prior to the change of control; (iii) a lump sum payment equal to two times (if such officer is the chief executive officer) or equal to one time (if the officer is not the chief executive officer) such officer's annual bonus target for the Company's fiscal year in which the termination occurs; (iv) continuation of payment by the Company of the full cost of the health insurance benefits provided to such officers immediately prior to the change of control through the earlier of the end of the 24 month period (if the officer is the chief executive officer) or 12 month period (if the officer is not the chief executive officer) following the involuntary termination or until such officer is no longer eligible for such benefits under applicable law; and (v) up to three months of outplacement services not to exceed $5,000 per month.  The executive officer is not entitled to receive a "gross up" payment to account for any excise tax that might be payable pursuant to Section 4999 of the Internal Revenue Code. Instead, the executive officer shall receive the greater of (i) the full severance benefits less any taxes, including excise taxes or (ii) the amount of severance benefits that would result in no excise tax having to be paid, both of which are contingent upon the executive officer's release of any claims against the Company. If the Proposals are approved at the Special Meeting and each executive officer of the Company employed as of December 31, 2015 under the Management Continuity Agreement is subject to an involuntary termination within 90 days prior to or 24 months following the change of control, the Company could be required to pay an aggregate of $14,446,580 to such executive officers, according to the Company’s proxy statement for the Special Meeting.

42

The term “Change in Control” under the Management Continuity Agreement is defined pursuant to the Company’s Amended and Restated 2014 Omnibus Incentive Plan as follows:

“‘Change in Control’ means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) the consummation of any merger, consolidation or similar transaction involving the Company (“Merger”), if following such Merger the holders of the Company’s outstanding voting securities immediately prior to such Merger do not own a majority of the outstanding voting securities of the surviving corporation in approximately the same proportion as before such Merger (and in such event, excluding the ownership of any person (or any other person acting in concert with such person) whose ownership percentage increased as a result of such Merger); (ii) individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election by the Board was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of or in connection with an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the Board; (iii)  the consummation of any sale, lease, exchange, exclusive license or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets, other than a transfer of the Company’s assets to a majority-owned subsidiary of the Company or any other entity the majority of whose voting power is held by the shareholders of the Company in approximately the same proportion as before such transaction; (iv)  the liquidation or dissolution of the Company; (v)  the acquisition by a person, as defined in Section 3(a)(9) of the Exchange Act, and including a group of persons within the meaning of Section 13(d)(3) of the Exchange Act, of a majority or more of the Company’s outstanding voting securities (whether directly or indirectly, beneficially or of record); or (vi)  such other transaction as may be determined by the Board in good faith to constitute a change in control either (A) of the ownership or effective control of the voting securities of the Company or (B) of all or substantially all of the assets or the business of the Company.”

Filed Agreements

We have not independently verified if the copies of the agreements discussed above in this section of the Proxy Statement titled “Certain Effects Related to This Solicitation” (collectively, the “Filed Agreements”) and publicly filed by the Company with the SEC are the same as the executed copies of the Filed Agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change in control in connection the Proposals. The discussion of the potential impact of the Proposals is based entirely upon our review of the Filed Agreements and the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

OTHER MATTERS

The principal executive offices of the Company are located at 7999 Gateway Boulevard, Suite 300, Newark, California 94560. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Starboard does not have any knowledge that would indicate that any statement contained herein that is based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule II.

SHAREHOLDER PROPOSALS

According to Depomed’s 2016 Annual Meeting proxy statement, shareholders who wish to submit proposals for inclusion in the Company’s proxy statement for the 2017 Annual Meeting must submit such proposals so as to be received by Depomed at 7999 Gateway Blvd., Suite 300, Newark, California 94560, on or before December 15, 2016.

In addition, according to Depomed’s proxy statement for the 2016 Annual Meeting, the Company’s nominating and corporate governance committee will consider written proposals from shareholders for nominees for director. Any such nominations should be submitted to the nominating and corporate governance committee c/o the Secretary of the Company and should include (at a minimum) the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected); (b) the name(s) and address(es) of the shareholder(s) making the nomination and the number of shares of Common Stock which are owned beneficially and of record by such shareholder(s); and (c) appropriate biographical information and a statement as to the qualifications of the nominee, and should be submitted in the time frame described in the Bylaws. Pursuant to the Bylaws, to be timely, a shareholder’s notice shall be delivered to the Company Secretary at the principal executive offices of the Company not less than one-hundred-twenty (120) or more than one-hundred-fifty (150) days prior to the first anniversary of the date on which the corporation first mailed its proxy materials for the preceding year’s annual meeting of shareholders.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2017 Annual Meeting is based on information contained in Depomed’s 2016 proxy statement and Bylaws. The incorporation of this information in the Proxy Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

43

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, EXECUTE AND DATE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN THE WHITE PROXY CARD WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Okapi, Starboard’s proxy solicitor, at the following address and telephone numbers:

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Shareholders Call Toll-Free at: (877) 274-8654

E-mail: info@okapipartners.com

IT IS IMPORTANT THAT YOU SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE LP

[—-] [—], 2016

44

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO (2) YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	132,414	02/17/2016
Purchase of Common Stock	21,970	02/17/2016
Purchase of Common Stock	103,538	02/17/2016
Purchase of Common Stock	17,179	02/17/2016
Purchase of Common Stock	77,793	02/18/2016
Purchase of Common Stock	12,907	02/18/2016
Purchase of Common Stock	168,024	02/18/2016
Purchase of Common Stock	27,878	02/18/2016
Purchase of Common Stock	102,621	02/19/2016
Purchase of Common Stock	17,027	02/19/2016
Purchase of Common Stock	143,887	02/19/2016
Purchase of Common Stock	23,874	02/19/2016
Purchase of Common Stock	2,648	02/22/2016
Purchase of Common Stock	439	02/22/2016
Purchase of Common Stock	109,062	02/22/2016
Purchase of Common Stock	18,096	02/22/2016
Purchase of Common Stock	234,372	02/23/2016
Purchase of Common Stock	38,887	02/23/2016
Purchase of Common Stock	343,627	02/23/2016

I-1

Purchase of Common Stock	57,014	02/23/2016
Purchase of Common Stock	29,793	02/24/2016
Purchase of Common Stock	4,943	02/24/2016
Purchase of Common Stock	122,058	02/24/2016
Purchase of Common Stock	20,252	02/24/2016
Purchase of Common Stock	85,337	02/24/2016
Purchase of Common Stock	14,159	02/24/2016
Purchase of Common Stock	114,737	02/24/2016
Purchase of Common Stock	19,037	02/24/2016
Purchase of Common Stock	77,728	02/25/2016
Purchase of Common Stock	12,896	02/25/2016
Purchase of Common Stock	88,915	02/25/2016
Purchase of Common Stock	14,753	02/25/2016
Purchase of Cash-Settled Total Return Swap	215,173	03/14/2016
Sale of Common Stock	(215,173)	03/14/2016
Purchase of Cash-Settled Total Return Swap	35,701	03/14/2016
Sale of Common Stock	(35,701)	03/14/2016
Purchase of Cash-Settled Total Return Swap	397,242	03/15/2016
Sale of Common Stock	(397,242)	03/15/2016
Purchase of Cash-Settled Total Return Swap	65,910	03/15/2016
Sale of Common Stock	(65,910)	03/15/2016
Purchase of Cash-Settled Total Return Swap	264,828	03/16/2016
Sale of Common Stock	(264,828)	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,940	03/16/2016
Sale of Common Stock	(43,940)	03/16/2016
Purchase of Common Stock	66,207	03/16/2016
Purchase of Common Stock	10,998	03/16/2016
Purchase of Cash-Settled Total Return Swap	331,035	03/23/2016

I-2

Sale of Common Stock	(331,035)	03/23/2016
Purchase of Cash-Settled Total Return Swap	54,929	03/23/2016
Sale of Common Stock	(54,929)	03/23/2016
Purchase of Common Stock	51,024	03/28/2016
Purchase of Common Stock	8,476	03/28/2016
Purchase of Common Stock	84,414	03/28/2016
Purchase of Common Stock	14,022	03/28/2016
Purchase of Common Stock	129,390	03/28/2016
Purchase of Common Stock	21,494	03/28/2016
Purchase of Common Stock	132,414	03/28/2016
Purchase of Common Stock	21,996	03/28/2016
Purchase of Common Stock	160,869	03/29/2016
Purchase of Common Stock	26,723	03/29/2016
Purchase of Common Stock	19,549	03/29/2016
Purchase of Common Stock	3,248	03/29/2016
Purchase of Common Stock	84,411	03/29/2016
Purchase of Common Stock	14,022	03/29/2016
Purchase of Common Stock	215,173	03/30/2016
Purchase of Common Stock	35,743	03/30/2016
Purchase of Common Stock	115,862	03/30/2016
Purchase of Common Stock	19,247	03/30/2016
Purchase of Common Stock	3,255	03/31/2016
Purchase of Common Stock	541	03/31/2016
Purchase of Common Stock	62,952	03/31/2016
Purchase of Common Stock	10,457	03/31/2016
Purchase of Common Stock	99,311	03/31/2016

I-3

Purchase of Common Stock	16,497	03/31/2016
Purchase of Common Stock	3,284	04/01/2016
Purchase of Common Stock	548	04/01/2016
Purchase of Common Stock	45,979	04/01/2016
Purchase of Common Stock	7,662	04/01/2016
Purchase of Common Stock	59,117	04/04/2016
Purchase of Common Stock	9,852	04/04/2016
Purchase of Common Stock	22,990	04/04/2016
Purchase of Common Stock	3,831	04/04/2016
Purchase of Common Stock	124,802	04/04/2016
Purchase of Common Stock	20,798	04/04/2016
Purchase of Common Stock	52,548	04/05/2016
Purchase of Common Stock	8,757	04/05/2016
Purchase of Common Stock	28,836	04/05/2016
Purchase of Common Stock	4,805	04/05/2016
Purchase of Common Stock	214,199	04/05/2016
Purchase of Common Stock	35,695	04/05/2016
Purchase of Common Stock	29,558	04/06/2016
Purchase of Common Stock	4,926	04/06/2016
Purchase of Common Stock	118,233	04/06/2016
Purchase of Common Stock	19,703	04/06/2016
Purchase of Common Stock	82,106	04/06/2016
Purchase of Common Stock	13,682	04/06/2016
Purchase of Common Stock	32,843	04/07/2016
Purchase of Common Stock	231,725	04/07/2016

I-4

Sale of Cash-Settled Total Return Swap	(231,725)	04/07/2016
Purchase of Common Stock	5,473	04/07/2016
Purchase of Common Stock	38,448	04/07/2016
Sale of Cash-Settled Total Return Swap	(38,448)	04/07/2016
Sale of Cash-Settled Total Return Swap	(264,828)	04/08/2016
Purchase of Common Stock	264,828	04/08/2016
Sale of Cash-Settled Total Return Swap	(43,941)	04/08/2016
Purchase of Common Stock	43,941	04/08/2016
Sale of Cash-Settled Total Return Swap	(198,621)	04/11/2016
Purchase of Common Stock	198,621	04/11/2016
Sale of Cash-Settled Total Return Swap	(32,956)	04/11/2016
Purchase of Common Stock	32,956	04/11/2016
Sale of Cash-Settled Total Return Swap	(264,828)	04/12/2016
Purchase of Common Stock	264,828	04/12/2016
Sale of Cash-Settled Total Return Swap	(43,941)	04/12/2016
Purchase of Common Stock	43,941	04/12/2016
Purchase of Common Stock	99,310	04/13/2016
Sale of Cash-Settled Total Return Swap	(99,310)	04/13/2016
Purchase of Common Stock	16,478	04/13/2016
Sale of Cash-Settled Total Return Swap	(16,478)	04/13/2016
Purchase of Common Stock	148,966	04/14/2016
Sale of Cash-Settled Total Return Swap	(148,966)	04/14/2016
Purchase of Common Stock	24,716	04/14/2016
Sale of Cash-Settled Total Return Swap	(24,716)	04/14/2016

I-5

Starboard Value and Opportunity S LLC

Purchase of Common Stock	15,660	02/17/2016
Purchase of Common Stock	2,600	02/17/2016
Purchase of Common Stock	12,245	02/17/2016
Purchase of Common Stock	2,033	02/17/2016
Purchase of Common Stock	9,200	02/18/2016
Purchase of Common Stock	1,528	02/18/2016
Purchase of Common Stock	19,871	02/18/2016
Purchase of Common Stock	3,299	02/18/2016
Purchase of Common Stock	12,136	02/19/2016
Purchase of Common Stock	2,015	02/19/2016
Purchase of Common Stock	17,017	02/19/2016
Purchase of Common Stock	2,825	02/19/2016
Purchase of Common Stock	313	02/22/2016
Purchase of Common Stock	52	02/22/2016
Purchase of Common Stock	12,898	02/22/2016
Purchase of Common Stock	2,141	02/22/2016
Purchase of Common Stock	27,718	02/23/2016
Purchase of Common Stock	4,602	02/23/2016
Purchase of Common Stock	40,639	02/23/2016
Purchase of Common Stock	6,747	02/23/2016
Purchase of Common Stock	3,523	02/24/2016
Purchase of Common Stock	585	02/24/2016
Purchase of Common Stock	14,435	02/24/2016
Purchase of Common Stock	2,397	02/24/2016
Purchase of Common Stock	10,092	02/24/2016

I-6

Purchase of Common Stock	1,676	02/24/2016
Purchase of Common Stock	13,569	02/24/2016
Purchase of Common Stock	2,253	02/24/2016
Purchase of Common Stock	9,192	02/25/2016
Purchase of Common Stock	1,526	02/25/2016
Purchase of Common Stock	10,516	02/25/2016
Purchase of Common Stock	1,746	02/25/2016
Purchase of Cash-Settled Total Return Swap	25,447	03/14/2016
Sale of Common Stock	(25,447)	03/14/2016
Purchase of Cash-Settled Total Return Swap	4,225	03/14/2016
Sale of Common Stock	(4,225)	03/14/2016
Purchase of Cash-Settled Total Return Swap	46,979	03/15/2016
Sale of Common Stock	(46,979)	03/15/2016
Purchase of Cash-Settled Total Return Swap	7,800	03/15/2016
Sale of Common Stock	(7,800)	03/15/2016
Purchase of Cash-Settled Total Return Swap	31,320	03/16/2016
Sale of Common Stock	(31,320)	03/16/2016
Purchase of Cash-Settled Total Return Swap	5,200	03/16/2016
Sale of Common Stock	(5,200)	03/16/2016
Purchase of Common Stock	7,743	03/16/2016
Purchase of Common Stock	1,287	03/16/2016
Purchase of Cash-Settled Total Return Swap	39,124	03/23/2016
Sale of Common Stock	(39,124)	03/23/2016
Purchase of Cash-Settled Total Return Swap	6,496	03/23/2016
Sale of Common Stock	(6,496)	03/23/2016
Purchase of Common Stock	5,967	03/28/2016
Purchase of Common Stock	992	03/28/2016
Purchase of Common Stock	9,872	03/28/2016
Purchase of Common Stock	1,641	03/28/2016

I-7

Purchase of Common Stock	15,132	03/28/2016
Purchase of Common Stock	2,515	03/28/2016
Purchase of Common Stock	15,486	03/28/2016
Purchase of Common Stock	2,574	03/28/2016
Purchase of Common Stock	18,814	03/29/2016
Purchase of Common Stock	3,127	03/29/2016
Purchase of Common Stock	2,286	03/29/2016
Purchase of Common Stock	380	03/29/2016
Purchase of Common Stock	9,872	03/29/2016
Purchase of Common Stock	1,641	03/29/2016
Purchase of Common Stock	25,165	03/30/2016
Purchase of Common Stock	4,183	03/30/2016
Purchase of Common Stock	13,550	03/30/2016
Purchase of Common Stock	2,252	03/30/2016
Purchase of Common Stock	381	03/31/2016
Purchase of Common Stock	63	03/31/2016
Purchase of Common Stock	7,362	03/31/2016
Purchase of Common Stock	1,224	03/31/2016
Purchase of Common Stock	11,614	03/31/2016
Purchase of Common Stock	1,930	03/31/2016
Purchase of Common Stock	396	04/01/2016
Purchase of Common Stock	66	04/01/2016
Purchase of Common Stock	5,542	04/01/2016
Purchase of Common Stock	928	04/01/2016
Purchase of Common Stock	7,125	04/04/2016

I-8

Purchase of Common Stock	1,193	04/04/2016
Purchase of Common Stock	2,771	04/04/2016
Purchase of Common Stock	464	04/04/2016
Purchase of Common Stock	15,042	04/04/2016
Purchase of Common Stock	2,519	04/04/2016
Purchase of Common Stock	6,334	04/05/2016
Purchase of Common Stock	1,061	04/05/2016
Purchase of Common Stock	3,475	04/05/2016
Purchase of Common Stock	582	04/05/2016
Purchase of Common Stock	25,817	04/05/2016
Purchase of Common Stock	4,324	04/05/2016
Purchase of Common Stock	3,563	04/06/2016
Purchase of Common Stock	597	04/06/2016
Purchase of Common Stock	14,251	04/06/2016
Purchase of Common Stock	2,387	04/06/2016
Purchase of Common Stock	9,896	04/06/2016
Purchase of Common Stock	1,658	04/06/2016
Purchase of Common Stock	3,958	04/07/2016
Purchase of Common Stock	27,400	04/07/2016
Sale of Cash-Settled Total Return Swap	(27,400)	04/07/2016
Purchase of Common Stock	663	04/07/2016
Purchase of Common Stock	4,549	04/07/2016
Sale of Cash-Settled Total Return Swap	(4,549)	04/07/2016
Sale of Cash-Settled Total Return Swap	(31,314)	04/08/2016
Purchase of Common Stock	31,314	04/08/2016

I-9

Sale of Cash-Settled Total Return Swap	(5,199)	04/08/2016
Purchase of Common Stock	5,199	04/08/2016
Sale of Cash-Settled Total Return Swap	(23,485)	04/11/2016
Purchase of Common Stock	23,485	04/11/2016
Sale of Cash-Settled Total Return Swap	(3,899)	04/11/2016
Purchase of Common Stock	3,899	04/11/2016
Sale of Cash-Settled Total Return Swap	(31,314)	04/12/2016
Purchase of Common Stock	31,314	04/12/2016
Sale of Cash-Settled Total Return Swap	(5,199)	04/12/2016
Purchase of Common Stock	5,199	04/12/2016
Purchase of Common Stock	11,743	04/13/2016
Sale of Cash-Settled Total Return Swap	(11,743)	04/13/2016
Purchase of Common Stock	1,950	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,950)	04/13/2016
Purchase of Common Stock	17,614	04/14/2016
Sale of Cash-Settled Total Return Swap	(17,614)	04/14/2016
Purchase of Common Stock	2,925	04/14/2016
Sale of Cash-Settled Total Return Swap	(2,925)	04/14/2016

Starboard Value and Opportunity C LP

Purchase of Common Stock	8,700	02/17/2016
Purchase of Common Stock	1,430	02/17/2016
Purchase of Common Stock	6,803	02/17/2016
Purchase of Common Stock	1,118	02/17/2016
Purchase of Common Stock	5,111	02/18/2016

I-10

Purchase of Common Stock	840	02/18/2016
Purchase of Common Stock	11,040	02/18/2016
Purchase of Common Stock	1,815	02/18/2016
Purchase of Common Stock	6,743	02/19/2016
Purchase of Common Stock	1,108	02/19/2016
Purchase of Common Stock	9,453	02/19/2016
Purchase of Common Stock	1,554	02/19/2016
Purchase of Common Stock	174	02/22/2016
Purchase of Common Stock	29	02/22/2016
Purchase of Common Stock	7,166	02/22/2016
Purchase of Common Stock	1,178	02/22/2016
Purchase of Common Stock	15,399	02/23/2016
Purchase of Common Stock	2,531	02/23/2016
Purchase of Common Stock	22,578	02/23/2016
Purchase of Common Stock	3,711	02/23/2016
Purchase of Common Stock	1,958	02/24/2016
Purchase of Common Stock	322	02/24/2016
Purchase of Common Stock	8,020	02/24/2016
Purchase of Common Stock	1,318	02/24/2016
Purchase of Common Stock	5,607	02/24/2016
Purchase of Common Stock	921	02/24/2016
Purchase of Common Stock	7,539	02/24/2016
Purchase of Common Stock	1,239	02/24/2016
Purchase of Common Stock	5,107	02/25/2016
Purchase of Common Stock	840	02/25/2016

I-11

Purchase of Common Stock	5,842	02/25/2016
Purchase of Common Stock	960	02/25/2016
Purchase of Cash-Settled Total Return Swap	14,138	03/14/2016
Purchase of Cash-Settled Total Return Swap	2,324	03/14/2016
Sale of Common Stock	(14,138)	03/14/2016
Sale of Common Stock	(2,324)	03/14/2016
Purchase of Cash-Settled Total Return Swap	26,101	03/15/2016
Purchase of Cash-Settled Total Return Swap	4,290	03/15/2016
Sale of Common Stock	(26,101)	03/15/2016
Sale of Common Stock)	(4,290)	03/15/2016
Purchase of Cash-Settled Total Return Swap	17,400	03/16/2016
Purchase of Cash-Settled Total Return Swap	2,860	03/16/2016
Sale of Common Stock	(17,400)	03/16/2016
Sale of Common Stock	(2,860)	03/16/2016
Purchase of Common Stock	4,350	03/16/2016
Purchase of Common Stock	715	03/16/2016
Purchase of Cash-Settled Total Return Swap	21,750	03/23/2016
Purchase of Cash-Settled Total Return Swap	3,575	03/23/2016
Sale of Common Stock	(21,750)	03/23/2016
Sale of Common Stock	(3,575)	03/23/2016
Purchase of Common Stock	3,353	03/28/2016
Purchase of Common Stock	551	03/28/2016
Purchase of Common Stock	5,546	03/28/2016
Purchase of Common Stock	912	03/28/2016
Purchase of Common Stock	8,501	03/28/2016
Purchase of Common Stock	1,397	03/28/2016
Purchase of Common Stock	8,700	03/28/2016
Purchase of Common Stock	1,430	03/28/2016
Purchase of Common Stock	10,569	03/29/2016

I-12

Purchase of Common Stock	1,737	03/29/2016
Purchase of Common Stock	1,284	03/29/2016
Purchase of Common Stock	211	03/29/2016
Purchase of Common Stock	5,546	03/29/2016
Purchase of Common Stock	911	03/29/2016
Purchase of Common Stock	14,137	03/30/2016
Purchase of Common Stock	2,324	03/30/2016
Purchase of Common Stock	7,613	03/30/2016
Purchase of Common Stock	1,251	03/30/2016
Purchase of Common Stock	214	03/31/2016
Purchase of Common Stock	35	03/31/2016
Purchase of Common Stock	4,136	03/31/2016
Purchase of Common Stock	680	03/31/2016
Purchase of Common Stock	6,525	03/31/2016
Purchase of Common Stock	1,073	03/31/2016
Purchase of Common Stock	218	04/01/2016
Purchase of Common Stock	36	04/01/2016
Purchase of Common Stock	3,045	04/01/2016
Purchase of Common Stock	510	04/01/2016
Purchase of Common Stock	3,915	04/04/2016
Purchase of Common Stock	655	04/04/2016
Purchase of Common Stock	1,522	04/04/2016
Purchase of Common Stock	255	04/04/2016
Purchase of Common Stock	8,265	04/04/2016
Purchase of Common Stock	1,383	04/04/2016

I-13

Purchase of Common Stock	3,480	04/05/2016
Purchase of Common Stock	582	04/05/2016
Purchase of Common Stock	1,910	04/05/2016
Purchase of Common Stock	320	04/05/2016
Purchase of Common Stock	14,185	04/05/2016
Purchase of Common Stock	2,374	04/05/2016
Purchase of Common Stock	1,957	04/06/2016
Purchase of Common Stock	327	04/06/2016
Purchase of Common Stock	7,830	04/06/2016
Purchase of Common Stock	1,310	04/06/2016
Purchase of Common Stock	5,438	04/06/2016
Purchase of Common Stock	910	04/06/2016
Purchase of Common Stock	2,175	04/07/2016
Purchase of Common Stock	15,225	04/07/2016
Sale of Cash-Settled Total Return Swap	(15,225)	04/07/2016
Purchase of Common Stock	364	04/07/2016
Purchase of Common Stock	2,503	04/07/2016
Sale of Cash-Settled Total Return Swap	(2,503)	04/07/2016
Sale of Cash-Settled Total Return Swap	(17,400)	04/08/2016
Purchase of Common Stock	17,400	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,860)	04/08/2016
Purchase of Common Stock	2,860	04/08/2016
Sale of Cash-Settled Total Return Swap	(2,145)	04/11/2016
Purchase of Common Stock	2,145	04/11/2016
Sale of Cash-Settled Total Return Swap	(13,051)	04/11/2016

I-14

Purchase of Common Stock	13,051	04/11/2016
Sale of Cash-Settled Total Return Swap	(17,400)	04/12/2016
Purchase of Common Stock	17,400	04/12/2016
Sale of Cash-Settled Total Return Swap	(2,860)	04/12/2016
Purchase of Common Stock	2,860	04/12/2016
Purchase of Common Stock	6,525	04/13/2016
Sale of Cash-Settled Total Return Swap	(6,525)	04/13/2016
Purchase of Common Stock	1,072	04/13/2016
Sale of Cash-Settled Total Return Swap	(1,072)	04/13/2016
Purchase of Common Stock	9,788	04/14/2016
Sale of Cash-Settled Total Return Swap	(9,788)	04/14/2016
Purchase of Common Stock	1,609	04/14/2016
Sale of Cash-Settled Total Return Swap	(1,609)	04/14/2016

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	17,226	02/17/2016
Purchase of Common Stock	13,469	02/17/2016
Purchase of Common Stock	21,859	02/18/2016
Purchase of Common Stock	10,121	02/18/2016
Purchase of Common Stock	13,350	02/19/2016
Purchase of Common Stock	18,719	02/19/2016
Purchase of Common Stock	14,188	02/22/2016
Purchase of Common Stock	345	02/22/2016
Purchase of Common Stock	30,490	02/23/2016
Purchase of Common Stock	44,703	02/23/2016

I-15

Purchase of Common Stock	3,876	02/24/2016
Purchase of Common Stock	15,879	02/24/2016
Purchase of Common Stock	11,102	02/24/2016
Purchase of Common Stock	14,926	02/24/2016
Purchase of Common Stock	10,112	02/25/2016
Purchase of Common Stock	11,567	02/25/2016
Purchase of Cash-Settled Total Return Swap	27,992	03/14/2016
Sale of Common Stock	(27,992)	03/14/2016
Purchase of Cash-Settled Total Return Swap	51,678	03/15/2016
Sale of Common Stock	(51,678)	03/15/2016
Purchase of Cash-Settled Total Return Swap	34,452	03/16/2016
Purchase of Common Stock	8,700	03/16/2016
Sale of Common Stock	(34,452)	03/16/2016
Purchase of Cash-Settled Total Return Swap	43,091	03/23/2016
Sale of Common Stock	(43,091)	03/23/2016
Purchase of Common Stock	11,093	03/28/2016
Purchase of Common Stock	17,003	03/28/2016
Purchase of Common Stock	6,705	03/28/2016
Purchase of Common Stock	17,400	03/28/2016
Purchase of Common Stock	11,092	03/29/2016
Purchase of Common Stock	21,139	03/29/2016
Purchase of Common Stock	2,569	03/29/2016
Purchase of Common Stock	15,225	03/30/2016
Purchase of Common Stock	28,275	03/30/2016
Purchase of Common Stock	428	03/31/2016
Purchase of Common Stock	13,050	03/31/2016
Purchase of Common Stock	8,272	03/31/2016

I-16

Purchase of Common Stock	6,334	04/01/2016
Purchase of Common Stock	452	04/01/2016
Purchase of Common Stock	17,191	04/04/2016
Purchase of Common Stock	8,143	04/04/2016
Purchase of Common Stock	3,167	04/04/2016
Purchase of Common Stock	7,238	04/05/2016
Purchase of Common Stock	3,972	04/05/2016
Purchase of Common Stock	29,506	04/05/2016
Purchase of Common Stock	11,310	04/06/2016
Purchase of Common Stock	16,286	04/06/2016
Purchase of Common Stock	4,072	04/06/2016
Purchase of Common Stock	4,524	04/07/2016
Purchase of Common Stock	30,150	04/07/2016
Sale of Cash-Settled Total Return Swap	(30,150)	04/07/2016
Sale of Cash-Settled Total Return Swap	(34,458)	04/08/2016
Purchase of Common Stock	34,458	04/08/2016
Sale of Cash-Settled Total Return Swap	(25,843)	04/11/2016
Purchase of Common Stock	25,843	04/11/2016
Sale of Cash-Settled Total Return Swap	(34,458)	04/12/2016
Purchase of Common Stock	34,458	04/12/2016
Purchase of Common Stock	12,922	04/13/2016
Sale of Cash-Settled Total Return Swap	(12,922)	04/13/2016
Purchase of Common Stock	19,382	04/14/2016
Sale of Cash-Settled Total Return Swap	(19,382)	04/14/2016

JAMES P. FOGARTY

Purchase of Common Stock	16,450	04/07/2016

I-17

SCHEDULE II

The following tables are reprinted from the Company’s Proxy Statement for the Special Meeting, filed with the Securities and Exchange Commission on October 4, 2016.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The table below sets forth the beneficial ownership of our Common Stock as of the Record Date (unless specified otherwise) for each of our current directors, named executive officers and for our current directors and named executive officers as a group. Unless otherwise indicated therein, each person or entity has an address in care of our principal executive offices at 7999 Gateway Blvd., Suite 300, Newark, California 94560.

Name of Beneficial Owner	Aggregate Number of Shares of Common Stock(1)	Number Subject to Convertible Securities Exercisable Within 60 Days	Percentage of Common Stock(%)(1)
James A. Schoeneck(2)	1,460,297	1,024,399	2.34
Matthew M. Gosling	389,812	334,003	*
August J. Moretti	348,165	326,485	*
Thadd M. Vargas	318,687	245,601	*
Peter D. Staple	225,947	141,544	*
David B. Zenoff, D.B.A.	190,543	166,544	*
Karen A. Dawes	164,411	151,544	*
Srinivas G. Rao, M.D.	124,028	114,559	*
R. Scott Shively.	119,447	115,157	*
Samuel R. Saks, M.D.	86,643	81,544	*
Louis J. Lavigne, Jr.	59,280	54,877	*
All current directors & executive officers as a group (11 persons)	3,487,260	2,756,257	5.43

_____________________

* Less than one percent

(1)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days. Percentage ownership is based on 61,507,774 shares of the Company’s common stock outstanding as of the record date. Shares of common stock subject to stock options and restricted stock units vesting on or before November 26, 2016 (within 60 days of the record date) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.
(2)	Includes 435,898 shares of Common Stock held in Mr. Schoeneck’s family trust and over which Mr. Schoeneck has shared voting power and shared dispositive power.

II-1

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

Name of Beneficial Owner	Aggregate Number of Shares of Common Stock(1)		Number Subject to Convertible Securities Exercisable Within 60 Days	Percentage of Common Stock(%)(1)
BlackRock, Inc.(2)	6,249,132	(3)	—	10.16%
Starboard Value LP(4)	6,015,000	(5)	—	9.78%
Senvest Management, LLC(6)	4,385,852	(7)	—	7.13%
The Vanguard Group(8)	4,195,231	(9)	—	6.82%
Invesco Ltd.(10)	3,564,579	(11)	—	5.80%
Oak Ridge Investments, LLC(12)	3,044,921	(13)	—	4.95%

_____________

(1)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days. Percentage ownership is based on 61,507,774 shares of the Company’s common stock outstanding as of the Record Date.
(2)	The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.
(3)	Includes (i) 6,120,873 shares of common stock as to which BlackRock, Inc. has sole voting power and (ii) 6,249,132 shares of common stock as to which BlackRock, Inc. has sole dispositive power. This information was obtained from the Schedule 13G/A filed on January 8, 2016 with the SEC by BlackRock, Inc.
(4)	The address for Starboard Value LP is 777 Third Avenue, 18th Floor, New York, New York 10017.
(5)	Represents 6,015,000 shares of common stock as to which Starboard Value LP has sole voting power and sole dispositive power. This information was obtained from the Schedule 13D filed on April 7, 2016, Schedule 13D/A filed on April 12, 2016, Schedule 13D/A filed on May 31, 2016, Schedule 13D/A filed on July 27, 2016 and Schedule 13D/A filed on September 20, 2016 each of which was filed by Starboard Value LP and certain of its affiliates.
(6)	The address of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The address of Richard Mashaal (who is the managing member of Senvest Management, LLC) is c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor, New York, New York 10022.
(7)	Represents 4,385,852 shares of common stock as to which Senvest Management, LLC has shared voting and shared dispositive power. This information was obtained from the Schedule 13G/A filed on February 12, 2016 with the SEC by Senvest Management, LLC and Richard Mashaal.
(8)	The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
(9)	Includes (i) 131,783 shares of common stock as to which The Vanguard Group has sole voting power, (ii) 4,063,048 shares of common stock as to which The Vanguard Group has sole dispositive power, (iii) 4,100 shares of common stock as to which The Vanguard Group has shared voting power and (iv) 132,183 shares of common stock as to which The Vanguard Group has shared dispositive power. This information was obtained from the Schedule 13G/A filed on February 11, 2016 with the SEC by The Vanguard Group.
(10)	The address of Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, Georgia 30309.
(11)	Represents 3,564,579 shares of common stock as to which Invesco Ltd. has sole voting power and sole dispositive power. This information was obtained from the Schedule 13G/A filed on February 4, 2016 with the SEC by Invesco Ltd.
(12)	The address of Oak Ridge Investments, LLC is 10 LaSalle Street, Suite 1900, Chicago, Illinois 60603.
(13)	Includes (i) 2,832,156 shares of common stock as to which Oak Ridge Investments LLC has sole voting power, (ii) 2,987,318 shares of common stock as to which Oak Ridge Investments LLC has sole dispositive power and (iii) 57,603 shares of common stock as to which Oak Ridge Investments LLC has shared dispositive power. This information was obtained from the Schedule 13G filed on February 8, 2016 with the SEC by Oak Ridge Investments, LLC.

II-2

***PRELIMINARY PROXY MATERIAL DATED OCTOBER 5, 2016 – SUBJECT TO COMPLETION***

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR PROXY TODAY.

VOTE BY TELEPHONE

Have this proxy card available when you call the Toll-Free number (877) 510-5560 using a touch-tone telephone from the United States and follow the simple instructions presented to you.

VOTE BY INTERNET

Have this proxy card available when you access the website [—] and follow the simple instructions presented to you.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the postage-paid envelope provided or return it to:

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Shareholders Call Toll-Free at: (877) 274-8654

E-mail: info@okapipartners.com

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Your Internet or telephone vote must be received by 11:59 p.m. Eastern Time on [—], 2016 in order to be counted in the final tabulation.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

UNLESS YOU HAVE VOTED BY TELEPHONE OR ON THE INTERNET, PLEASE SIGN, DATE AND MAIL THIS WHITE PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED.

WHITE PROXY CARD

***PRELIMINARY PROXY MATERIAL DATED OCTOBER 5, 2016 – SUBJECT TO COMPLETION***

[FORM OF WHITE PROXY CARD]

DEPOMED, INC.
SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF DEPOMED, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, proxies and agents with power to act without the others, with full power of substitution and with discretionary authority to vote all shares of common stock, no par value, of Depomed, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the special meeting of the Company shareholders scheduled to be held on November 15, 2016 beginning at 10:00 a.m., Pacific Daylight Time (including any adjournments or postponements thereof and any meeting held in lieu thereof, the “Special Meeting”) and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting, as specified below.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder. If no direction is given, this proxy will be voted “FOR” all of the Proposals, as set forth in the Definitive Proxy Statement for the Special Meeting filed by Starboard Value and Opportunity Master Fund Ltd and the other participants in its solicitation (collectively, “Starboard”) with the U.S. Securities and Exchange Commission on [—], 2016 (the “Proxy Statement”). Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holders on any other matter that may properly come before the Special Meeting or any adjournment or postponement and any meeting held in lieu thereof. This proxy revokes any previously executed proxy with respect to all the Proposals.

As used on this Proxy Card, the term “Bylaws” refers to the Company’s Amended and Restated Bylaws, as amended; and the term “Board” refers to the Company’s Board of Directors.

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE.

Starboard recommends you vote “FOR” each of the Proposals 1 through 5 below.

If no direction is given, this proxy will be voted “FOR” each of the Proposals below.

STARBOARD PROPOSAL 1: To remove from office, without cause, the six (6) members of the Board, constituting the entire current Board, Peter D. Staple, Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after the Company’s 2016 Annual Meeting of Shareholders, and up to and including the date of the Special Meeting.

FOR ☐	AGAINST ☐	ABSTAIN ☐

STARBOARD PROPOSAL 2: In the event that the Board is fixed at some size other than six (6) members as of the date of the Special Meeting, to amend Section 16 of the Bylaws to fix the size of the Board at six (6) members.

FOR ☐	AGAINST ☐	ABSTAIN ☐

STARBOARD PROPOSAL 3: To elect the following six (6) individuals to serve as directors on the Board, contingent on Proposal 1 being passed, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, Mary K. Pendergast, and Jeffrey C. Smith.

FOR ☐	AGAINST ☐	ABSTAIN ☐

INSTRUCTIONS: TO VOTE FOR OR AGAINST OR TO ABSTAIN FROM VOTING ON THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL NO. 3, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO VOTE FOR THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 3, BUT NOT ALL OF THEM, CHECK THE “FOR” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

STARBOARD PROPOSAL 4: To repeal any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting, and that the section of the Bylaws entitled “AMENDMENT OF BYLAWS” be amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such date as set forth in such section of the Bylaws.

FOR ☐	AGAINST ☐	ABSTAIN ☐

COMPANY PROPOSAL 5: To Adjourn the Special Meeting if a quorum is not present at the time of the Special Meeting.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Shareholder Name

Signature

Joint Signature (Title)

Date

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign partnership name by authorized person, giving full title.